SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – União de Bancos Brasileiros S/A and

UNIBANCO – União de Bancos Brasileiros S/A and Subsidiary Companies

Management Report – First Half - 2006

To the Shareholders,

We hereby present the Management Report and Financial Statements of Unibanco – União de Bancos Brasileiros S.A. and Unibanco – União de Bancos Brasileiros S.A. and its subsidiary companies for the first half of 2006.

Unibanco continues to improve its results. In 1H06, our net income was R$1,068 million, up 25.1% from the same period of 2005. Annualized return on average equity (ROAE) reached 23.6%, compared to 21.4% in 1H05. During the second quarter of 2006, annualized ROAE was 24.7%, up from 23.0% during the same period of 2005.

Such improvement took place in an environment of efficient management coupled with an ongoing process of cultural change. The conglomerate streamlined operations so as to have decision-making processes more responsive, while seeking synergies that allowed business growth, process improvements, strict budgetary discipline, and more efficient communication. The efficiency ratio reached 47.8% in 1H06 compared to 53.2% in 1H05.

On the following pages, you will find a summary of the main activities and results achieved in 1H06. The document contains information about how each of our businesses performed along with comments about the major projects and initiatives which, together, have ensured a continued and sustainable rate of growth.

1. Main Figures

Ratios (%)	1H06	1H05	Δ

Annualized ROAE	23.6	21.4	220b.p
Annualized ROAA	2.3	2.1	20b.p
Fees from services rendered / Personnel and	64.7	63.4	130b.p
Administrative Expenses
Efficiency Ratio	47.8	53.2	-540b.p
BIS Ratio	15.0	16.1	-110b.p
Earnings per share (R$) (1)	0.38	0.31	25.2%
Earnings per Unit (R$) (1)	0.73	0.59	24.2%
Book value per share (R$) (1)	3.51	3.10	13.2%
Book value per Unit (R$) (1)	7.04	6.20	13.5%

(1) The values reflect the stock dividends (bonificação de ações) approved in ESM on June, 29, 2006.

Income Statement (R$ millions)	1H06	1H05	Δ %

Profit from financial intermediation before provision (a)	4,815	3,966	21.4
Provision for loan losses (b)	(1,310)	(745)	75.8
Gross profit from financial intermediation (a+b)	3,505	3,221	8.8
Fees from services rendered	1,764	1,560	13.1
Personnel and administrative expenses	2,728	2,418	12.8
Operating Income	1,702	1,390	22.4
Net income	1,068	854	25.1

Balance Sheet (R$ millions)	Jun-06	Jun-05	Δ %

Loan Portfolio	41,929	35,154	19.3
Total assets	98,217	82,731	18.7
Total deposits	38,777	34,855	11.3
Stockholders' equity	9,816	8,660	13.3
Assets under management	41,081	35,119	17.0

2. The Brazilian Economy

During the first half of 2006, the Brazilian Central Bank continued to reduce the Selic rate, which decreased from 18% p.a. at the end of 2005 to 14.75% p.a. at the July 2006 meeting. In 1H06, cumulative inflation (measured by IPCA) was 1.5%, down from 3.2% for the same period of 2005. From January to June, the industrial production posted growth of 2.4% over the same period of the previous year. Public accounts maintained their primary surplus, representing an amount equal to 5.8% of GDP during the 1H06.

The Real appreciated 7.3% vs. the US dollar during the first half of the year. The trade balance continued to be strong, posting a US$19.6 billion surplus from January to June. During the same period last year, the trade balance posted a US$19.7 billion surplus. Improvement was also evident in terms of sovereign risk perception: the EMBI-Brazil index reached 246 basis points by the end of the first half of the year, 59 points lower than the end-2005 figure.

3. Comments on Performance

Operating income was R$1,702 million in 1H06, up 22.4% from 1H05. As a consequence, net income grew 25.1% from 1H05, reaching R$1,068 million in 1H06.

Unibanco’s stockholders’ equity reached R$9,816 million on June 30, 2006, growing 13.3% from June 2005. Annualized return on average equity was 23.6%, up from 21.4% in 1H05.

The financial margin before provisions for loan losses was of R$4,815 million in 1H06, 21.4% up compared to 1H05, mostly explained by a higher credit volume and an increase share in segments with higher profitability (credit card and SMEs).

Fees from services rendered totaled R$1,764 million in 1H06, up 13.1% from the same period in 2005, mainly due to a 21.0% growth of credit card fee revenues, driven by the growth in credit-card base, new sales campaigns and synergies with other Unibanco’s businesses.

Higher revenue generation and the expense rationalization resulted in a continuous improvement of Unibanco’s operational efficiency. The efficiency ratio reached a historical performance of 47.8% in 1H06, compare to 53.2% in 1H05, as shown in the graph below:

4. Assets and Liabilities

Unibanco’s consolidated assets totaled R$98,217 million at the end of June, 2006, up 18.7% from June, 2005.

In June 2006, the securities portfolio was R$20,723 million, of which 49% were classified as trading securities, 33% as securities available for sale and 18% as securities held to maturity.

Unibanco and its subsidiaries classify as held to maturity a portion of their portfolio for which they have financial capability to hold in the portfolio until maturity, based on the interest rates (positive spread) and currency of their liability positions.

The loan portfolio stood at R$41,929 million at the end of 1H06, up 19.3% in 12 months, despite a 7.9% US currency devaluation against the Brazilian Real.

As of June 30, 2006, the portfolio of loan to individuals totaled R$15,552 million, up 16.4% over the past 12 months, with highlight to the 42.9% increase in credit card companies portfolio.

The corporate loan portfolio, although affected by local currency appreciation, increased 21.0% over the past 12 months, mostly as a result of a 22.9% growth in the SME loan portfolio, especially accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans.

The allowance for loan losses was R$2,343 million in June 2006, equivalent to 5.6% of the total portfolio. Of this total, R$548 million are additional provisions, based on more conservative percentages than those required by regulatory authority; by comparison, the additional provision was R$412 million in June 2005.

Loans rated AA to C made up 93.1% of the total loan portfolio in June 2006, compared to 92.3% in December 2005.

Total deposits and assets under management (AUM) stood at R$79,858 million in June 2006, up 14.1% in 12 months. Core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product) increased 19.6% in 12 months. The highlight was the growth in “TDCs – Core Deposits”: 78.8% over the past 12 months. The continuous improvement of the deposit mix reflects Unibanco’s efforts to reduce funding costs.

Core deposits represented 35.6% of all deposits in June 2006, a significant increase from the 33.1% of June 2005.

Unibanco’s BIS ratio reached, in June 2006, 15.0%, above the minimum 11% level determined by the Brazilian Central Bank.

5. Businesses

Unibanco’s business mix is balanced and well diversified, based upon four main segments: Retail, Wholesale, Insurance and Private Pension Plans, and Wealth Management. All the segments contributed to improve the conglomerate’s profitability during 1H06.

Retail

In June 2006, Unibanco’s Retail segment surpassed the mark of 22 million clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard, Fininvest, PontoCred and LuizaCred are the consumer credit companies; and Unibanco Financeira finances cars and heavy vehicles (auto financing).

Unibanco closed out the 1H06 with a network of 931 branches and 345 corporate-site branches. Fininvest had 614 fully-owned stores, kiosks and mini-stores, and more than 12 thousand points-of-sale as of June 2006. At the same date, LuizaCred had 338 points-of-sale while PontoCred had 375.

Unibanco continued remodeling its branches’ layout and, specially, implementing the New Service Model, known as “Novo Modelo de Atendimento”. This process is on track to be completed by the end of 2006 and has already been implemented in over 60% of the branch network. The “Novo Modelo” aims at improving the quality of service through process rationalization, optimization of branch manager time, and the development of tools to reduce the response time to clients´ demands.

Total Retail loan portfolio reached R$23,438 million, up 18.5% throughout the past 12 months. The highlight in this period was the 27.0% growth of the consumer credit companies loan portfolio.

Wholesale

The Wholesale segment serves companies with annual sales greater than R$150 million and institutional investors. During the first half of 2006, efforts to expand the active client base and increase synergies among Unibanco’s various businesses led not only to an increased number of product offerings through cross-selling, but also to the addition of new economic groups. Differentiated products and services like cash management and derivatives served as the highlights of this period.

In the 1H06, Unibanco also underscored as a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), with the disbursement of over R$1 billion, a 9.1% market share, maintaining its 3rd place in the BNDES overall ranking. In 1H06, Unibanco also disbursed R$431 million in BNDES-exim–funded loans, ranking 2nd in this modality.

The Wholesale loan portfolio reached R$18,491 million, up 20.2% over the past twelve months.

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$189 million in 1H06, registering a 18.1% growth compared to 1H05. Annualized ROAE was 26.7% and the combined revenues from the Insurance and Private Pension Plan businesses were R$2,471 million during 1H06.

The combined ratio, which measures the operational efficiency of insurance companies, improved to its best ever ratio, 93.9% in 1H06 from 99.2% in 1H05.

In July, Unibanco AIG Seguros & Previdência successfully bid to become the main insurance group for Petrobras. The program is comprised of the Operating Risk, Oil Risk, Domestic and International Transport and Civil Liability policies, for a total of R$90 million in premiums.

As leader in the High Risk segment of the Brazilian insurance market with a 27% market share, since January of this year, Unibanco AIG has adopted customized treatment for its larger clients.

Wealth Management

Unibanco Asset Management (UAM) ended June 2006 with R$41,081 million in assets under management, up 17.0% for the past 12 months. Its market share as of June 2006 stood at 4.6% (Source: Anbid).

Assets under management at the Private Bank grew by 39.4% over the year, above industry average, according to Anbid’s global ranking. The Private Bank ranked 2nd in the industry, with more than 10% market share in June 2006.

In July 2006, Unibanco Private Bank was one of the first institutions to receive Anbid´s certification for the local market.

6. Human Resources

The Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. Unibanco had a staff of 31,407 professionals in June 30, 2006.

During 1H06, it was implemented the “Fique OK” program, which was designed to provide personal support to the conglomerate’s employees and family members. Over 7 thousand people had been helped as of the end of June, 2006.

Since 1997, Leadership 21, independent consultants, have conducted a periodical assessment of organizational environment and employee satisfaction at Unibanco. In 2006, the employee satisfaction index reached 75, while the employee motivation index hit a record 79%.

7. Corporate Risk Management

Unibanco adopts leading-edge internationally proven methods of risk management, with an independent and integrated structure. Unibanco’s risk control department developed a proprietary methodology to calculate and allocate economic capital that consolidates risks and contributes to the optimization of the bank’s risk/return ratio.

The management of market risk and liquidity is conducted through daily monitoring of exposure levels vis-à-vis limits established with the help of tools such as VaR, sensitivity analysis and stress testing.

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

8. Corporate Governance

Superior corporate governance has been embedded in Unibanco’s day-to-day business at all seniority levels. Unibanco has joined Bovespa’s Level 1 since 2001. The Bank counts on clear and well-defined processes, ensuring impartiality and quickness in decision-making processes.

Interest on Capital Stock

During the 1H06, Unibanco distributed R$417 million in interest on capital stock, up 25.2% in comparison to 1H05.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of the dividends received from Unibanco.

Stock Exchange Indices

Unibanco Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units’ weight in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending May 2006.

Index	Weight (%) May to Aug-2006

Ibovespa	1.623
IBrX-50	3.615
IBrX-100	3.111
IGC Corporate Governance Index	4.523
ISE Susteinability Index*	9.569

(*) Valid from December 2005 to December 2006.

Stocks

Unibanco Units gained approximately 60% over the past 12 months. The Ibovespa increased by 46% during the same period. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its share increased more than 65%. The Units current weight on the Ibovespa is 1.651% as of August 9th, 2006.

Stock Dividends

Unibanco and Unibanco Holdings approved, in Extraordinary Shareholders’ Meetings, held on June 29, 2006, the increase of their respective corporate capital through the issuance of new shares (bonificação de ações), in the proportion of 100%.

With the stock dividend, the value of each class of shares traded on the Bovespa began to correspond to half of the closing value on the record date (July 17th). Given that the number of outstanding shares was doubled, the total investment value remained unchanged.

The stock dividend seeks to increase the liquidity of Unibanco’s and Unibanco Holdings’ shares in the Brazilian stock market by means of having a quotation value accessible to small investors.

The Global Depositary Shares (GDSs) traded on the New York Stock Exchange (NYSE), each of which used to represent 5 Units, currently represents 10 Units.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the semester ended on June 30, 2006, Unibanco paid professional services other than independent auditing to PricewaterhouseCoopers in the amount of R$382.5 thousand, or approximately 21% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

9. Social and Environmental Responsibility

Unibanco is recognizably one of the outstanding examples of pro-active, socially responsible corporations in Brazil. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Unibanco

Instituto Unibanco, the social responsibility arm of Unibanco, coordinates and supports social activities that focus on education. In 2006, the Instituto also engaged in new projects. Highlights for the period include the opening of the Villa Lobos Park Environmental Education Center (“Centro de Educação Ambiental do Parque Villa Lobos”), designed to stimulate interest in sustainable development on the part of children and teens. It also partnered in the “Vitae Partners” Program (“Parceiros Vitae”), which seeks to continue the Technical and Agrotechnical Education Support Program established in 1996 by Vitae, Support to Culture, Education and the Promotion of Social Responsibility (“Vitae, Apoio à Cultura, Educação e Promoção Social”).

Instituto Moreira Salles

Instituto Moreira Salles (IMS) is a non-profit organization devoted to promoting and developing cultural programs.

Among other projects in 1S06, IMS opened the exhibit entitled ‘Georges Leuzinger: XIX Century Pioneer,” with photographs by the Swiss photographer and businessman who made Rio de Janeiro his home. The first half of the year also included the IMS-SP exhibit of designs by engraver and designer Marcello Grassmann, celebrating the tenth anniversary of the opening of the IMS cultural center in São Paulo.

During this period, the Instituto’s programs received over 60,000 visitors to its cultural centers. Nearly 5,000 students took part in guided tours of the exhibits. Over 1.6 million people attended films at the Espaços Unibanco/Unibanco Arteplex.

Equator Principles 2

Unibanco was the first bank based in a developing country to adopt the Equator Principles. In July 2006, Unibanco reinforced its commitment by adopting the Equator Principles 2 (EP2), a revised framework of environmental and social policies launched by the International Finance Corporation (IFC).

The new and stronger standards established by the EP2 include more rigorous criteria, mainly in the assessment of the population affected by the project. The IFC also changed the rating criteria, extending the requirement of rating to projects involving US$ 10 million or more in financing, from the prior minimum of US$ 50 million.

Bandeirantes Thermoelectric Plant

In April, 2006, Aterro Bandeirantes Project concluded its first sale of carbon credits. Located in a landfill named Bandeirantes, the thermoelectric plant Usina Bandeirantes arose out of an Unibanco Project Finance operation. It is the largest plant of its kind in the world. Between 2004 and 2005, the project, jointly owned by Unibanco, Biogás and the City hall of São Paulo, delivered 1 million tons of carbon credits.

Currently, all of Unibanco’s administrative buildings in São Paulo are supplied with this form of clean energy. It represents 25% of all energy consumed by the group. The excess output from Usina Bandeirantes is sold to third parties by Biogeração, an Independent Energy Producer managed by Unibanco.

10. Final Comments

We remain fully committed to our objective of maintaining a continuous and balanced corporate growth, and take this opportunity to extend our gratitude to our clients for their trust and fidelity. Our gratitude goes also to our shareholders for their support and their trust in our management, and to our employees and suppliers, who contributed enormously to our substantial growth.

São Paulo, August 2006

The Board of Directors
The Board of Officers

(A free translation of the original in Portuguese)

Unibanco - União de Bancos
Brasileiros S.A.
Financial Statements at
June 30, 2006 and 2005
and Report of Independent Auditors

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1 We have audited the accompanying balance sheets of Unibanco - União de Bancos Brasileiros S.A. (Unibanco) and the consolidated balance sheets of Unibanco - União de Bancos Brasileiros S.A. (Unibanco Consolidated), as of June 30, 2006 and 2005 and the related statements of income, of changes in stockholders’ equity and of changes in financial position, as well as the consolidated statements of income and of changes in financial position for the six-month periods then ended. These financial statements are the responsibility of Unibanco’s management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of Unibanco and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management of Unibanco as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Unibanco and Unibanco Consolidated at June 30, 2006 and 2005 and the results of operations, the changes in stockholders’ equity and the changes in financial position, as well as the consolidated results of operations and changes in financial position for the six-month periods then ended, in conformity with accounting practices adopted in Brazil.

4 Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of cash flows is presented in note 22, for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

São Paulo, August 9, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

Summary of Audit Committee´s Report

1. The Audit Committee’s chief objective is to independently evaluate and monitor compliance with legal norms and regulations, as well as with the Conglomerate’s rules, policies and internal codes, transparency of the Financial Statements, Internal Control quality and internal and external audits (Internal Bylaws available on website: http://ri.unibanco.com.br/ing/gov/reg/index.asp).

2 For Brazilian and North American law purposes, Guy Almeida Andrade, Committee’s member, was designated by the Board of Directors as Committee’s financial expert.

3. According to effective legislation and regulation, the Management is responsible for the preparation, presentation and integrity of the Conglomerate’s financial statements, as well as for maintaining internal controls and procedures developed to guarantee the conformity with accounting practices adopted in Brazil and the requirements of the Brazilian Central Bank and Securities Commission (CVM) and, when applicable, external regulating authorities.

4. The PricewaterhouseCoopers Auditores Independentes, in charge of examination to the Conglomerate’s financial statements, the multiple service bank and its subsidiary companies is responsible for planning and carrying out a full audit, including auditing of the Conglomerate’s consolidated financial statements as well as for other procedures, such as limited reviews of quarterly financial statements.

5. The Deloitte Touche Tohmatsu Auditores Independentes is responsible of examination and carrying out a full audit of the financial statements of investment funds managed by conglomerate.

6. The Conglomerate’s Audit Committee also played, during the exercise of 2005, the function of Audit Committee of Unibanco AIG Seguradora S.A., as required to Resolution of the Superintendency of Private Insurance (SUSEP) nº 118 dated December 20, 2004.

7. The Audit Committee, in addition to the diligence and requirements made in the exercise of its mission, carried through 17 formal meetings, between Common and Extraordinary Meetings during the first half of 2006. Such meetings was realized, also, in private sessions, with the independent and internal auditors and the administrators.

8. In 2006, among the many activities carried out by the Committee, the following stand out:

a) Follow-up of the auditing process carried out by the Internal Auditors, through the accomplishment of periodic meetings, of the evaluation of its Semester Reports of activities for the second half of 2005 and the approval of its work program for the first half of 2006.

b) Discussion and evaluating the independence policies of the Independent Auditors and monitoring compliance with them, so as to ensure that they are adequate with respect to the main requirements of regulators authorities;

c) Understanding and evaluating the Independent Auditors’ work plan for the fiscal year ended in 2006, the levels of materiality and the areas of risk identified by them, as well as their satisfaction in obtaining evidence about the Conglomerate’s main operations;

d) Understanding of audit findings and audit recommendations contained in the Independent Auditors letter of recommendation of Internal Control, and monitoring the actions taken by Conglomerate’s Management related to those recomendations;

e) Monitoring the internal control system, risk management and fraud identification as an ongoing Committee activity, based on the periodic manifestation of the internal and independent auditors, in meetings held with auditors and the works developed by the regarding internal committees;

f) Monitoring works developed within to Conglomerate, destined to evaluate its internal control mechanism and to implement the measures necessary to assure the success of the certification required for section 404 of the Sarbanes-Oxley Act on December 31, 2006;

g) Monitoring the process of preparing the Conglomerate’s financial statements, related to the six month period ended on June 30, 2005, based on discussions with management, Independent and Internal Auditors.

9. The Audit Committee met with the Independent Auditors – PricewaterhouseCoopers and was informed of their opinion issued in connection with the six month period ended on June 30, 2006, and found the information and clarifications submitted to be satisfactory.

10. Based on the aforementioned reviews and discussions, the Audit Committee recommends to the Board of Directors that the audited Conglomerate’s financial statements for the six month period ended on June 30, 2006, be approved.

São Paulo, August 9, 2006.

     Gabriel Jorge Ferreira
Chairman of the Audit Committee

Eduardo Augusto de Almeida Guimarães	Guy Almeida Andrade
Member of the Audit Committee	Member of the Audit Committee

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
 UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT JUNE 30,
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED

ASSETS	2006	2005	2006	2005

CURRENT ASSETS	56,739,289	47,702,855	69,860,958	59,475,429

CASH AND DUE FROM BANKS	1,209,411	884,206	1,357,044	1,080,602

SHORT-TERM INTERBANK INVESTMENTS (Note 4)	19,981,197	17,246,921	15,463,832	12,545,561
Securities purchased under resale agreements	11,364,100	9,938,011	11,400,784	9,932,212
Interbank deposits	8,586,834	7,260,304	4,032,785	2,564,743
Foreign currency investments	30,263	48,606	30,263	48,606

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	8,346,621	4,217,475	14,622,728	11,141,937
Own portfolio	2,124,813	2,858,645	8,175,350	9,517,980
Subject to repurchase commitments	3,580,238	367,473	3,583,795	389,052
Pledged with Brazilian Central Bank	1,143,453	80,992	1,143,453	83,350
Pledged under guarantees rendered	388,453	160,383	594,533	539,471
Unrestricted notes	2,115	85	2,115	85
Derivative financial instruments (Note 21(d))	1,107,549	749,897	1,123,482	611,999

INTERBANK ACCOUNTS	5,754,604	5,473,872	5,947,784	5,682,016
Payments and receipts pending settlement	688,942	657,828	714,499	709,279
Compulsory deposits:
- Brazilian Central Bank	5,040,507	4,777,709	5,197,775	4,930,377
- National Housing System - SFH	1,271	1,361	1,271	1,361
Correspondent banks	23,884	36,974	34,239	40,999

INTERDEPARTMENTAL ACCOUNTS	47,001	25,466	50,398	25,891
Third-party funds in transit	1,137	191	1,137	191
Internal transfers of funds	45,864	25,275	49,261	25,700

LENDING OPERATIONS	17,067,530	14,351,876	22,683,490	20,491,014
Lending operations: (Note 6(a))
- Public sector	147,781	424,274	147,781	424,274
- Private sector	17,966,682	14,803,169	24,283,070	21,394,538
Allowance for losses on lending (Note 6(d))	(1,046,933)	(875,567)	(1,747,361)	(1,327,798)

LEASING OPERATIONS	-	-	597,821	385,418
Leasing operations: (Note 6(a))
- Private sector	-	-	607,566	392,686
Allowance for losses on leasing (Note 6(d))	-	-	(9,745)	(7,268)

OTHER CREDITS	4,051,534	5,286,061	8,624,196	7,757,438
Foreign exchange portfolio (Note 7(a))	2,471,383	3,769,674	2,471,383	3,769,674
Income receivable	180,638	117,744	227,291	118,435
Negotiation and intermediation of securities	88,647	68	228,119	112,608
Deferred tax (Note 18(a))	702,760	574,297	1,273,386	961,522
Sundry (Note 8)	620,185	870,352	4,486,421	2,849,193
Allowance for losses on other credits (Note 6(d))	(12,079)	(46,074)	(62,404)	(53,994)

OTHER ASSETS	281,391	216,978	513,665	365,552
Other assets	105,102	81,410	212,793	161,348
Allowance for losses on other assets	(25,179)	(20,773)	(58,356)	(46,987)
Prepaid expenses	201,468	156,341	359,228	251,191

BALANCE SHEETS AT JUNE 30,
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED

ASSETS	2006	2005	2006	2005

LONG-TERM ASSETS	26,073,662	18,392,848	25,158,305	20,516,612

INTERBANK INVESTMENTS (Note 4)	1,205,491	628,088	856,678	189,422
Interbank deposits	1,205,491	628,088	856,678	189,422

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	11,910,256	6,838,952	7,560,170	5,720,494
Own portfolio	3,013,369	3,036,592	3,638,259	3,259,304
Subject to repurchase commitments	8,207,309	3,124,258	3,145,354	1,743,538
Pledged with Brazilian Central Bank	-	16,347	24,967	26,899
Pledged under guarantees rendered	354,985	408,398	415,699	420,514
Derivative financial instruments (Note 21(g))	334,593	253,357	335,891	270,239

INTERBANK ACCOUNTS	51,163	47,680	51,163	47,680
Compulsory deposits:
- National Housing System - SFH	51,163	47,680	51,163	47,680

LENDING OPERATIONS	10,368,195	7,876,216	11,145,122	8,754,926
Lending operations: (Note 6(a))
- Public sector	831,321	261,763	831,321	261,763
- Private sector	10,003,643	7,918,797	10,822,078	8,823,203
Allowance for losses on lending (Note 6(d))	(466,769)	(304,344)	(508,277)	(330,040)

LEASING OPERATIONS	-	-	533,531	315,333
Leasing operations: (Note 6(a))
- Private sector	-	-	545,849	322,053
Allowance for losses on leasing (Note 6(d))	-	-	(12,318)	(6,720)

OTHER CREDITS	2,251,734	2,914,606	4,704,245	5,370,035
Receivables on guarantees honored	40	29,813	40	29,813
Foreign exchange portfolio (Note 7(a))	26,480	-	26,480	-
Income receivable	6,699	1,906	9,027	1,906
Negotiation and intermediation of securities	-	-	214	3,037
Deferred tax (Note 18(a))	645,838	953,350	1,512,353	1,909,325
Sundry (Note 8)	1,573,644	1,934,957	3,159,059	3,439,549
Allowance for losses on other credits (Note 6(d))	(967)	(5,420)	(2,928)	(13,595)

OTHER ASSETS	286,823	87,306	307,396	118,722
Prepaid expenses	286,823	87,306	307,396	118,722

PERMANENT ASSETS	8,419,849	5,920,460	3,197,450	2,739,086

INVESTMENTS	7,629,661	5,193,606	1,335,316	1,235,148
Investments in associated companies (Note 10(a))	7,256,012	4,763,543	225,459	204,436
-Local	4,726,433	3,772,984	225,459	204,436
-Foreign	2,529,579	990,559	-	-
Goodwill on acquisitions of subsidiary companies	343,234	397,970	989,517	869,955
Other investments	61,150	62,842	186,301	223,577
Allowance for losses	(30,735)	(30,749)	(65,961)	(62,820)

FIXED ASSETS	324,775	332,626	855,782	816,448
Land and buildings in use	180,249	167,746	618,813	565,934
Other fixed assets	850,644	796,066	1,488,744	1,307,946
Accumulated depreciation	(706,118)	(631,186)	(1,251,775)	(1,057,432)

DEFERRED CHARGES	465,413	394,228	1,006,352	687,490
Organization and expansion costs	864,125	859,062	1,654,612	1,350,859
Accumulated amortization	(398,712)	(464,834)	(648,260)	(663,369)

T O T A L	91,232,800	72,016,163	98,216,713	82,731,127

BALANCE SHEETS AT JUNE 30,
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED

LIABILITIES	2006	2005	2006	2005

CURRENT LIABILITIES	49,172,816	37,024,862	56,675,248	45,600,389

DEPOSITS	23,721,302	20,202,321	22,612,869	20,786,403
Demand deposits	4,362,710	3,200,787	4,403,669	3,546,650
Savings deposits	4,713,621	5,161,290	5,187,373	5,635,233
Interbank deposits	506,862	747,265	90,065	71,225
Time deposits	14,137,876	11,092,842	12,931,529	11,533,158
Other deposits	233	137	233	137

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	15,674,463	6,577,698	13,227,617	6,469,686
Own portfolio	11,791,295	3,320,495	9,723,011	3,336,258
Third parties portfolio	3,593,796	2,944,853	3,235,173	2,839,280
Unrestricted portfolio	289,372	312,350	269,433	294,148

RESOURCES FROM SECURITIES ISSUED (Note 11)	1,279,179	1,103,486	1,256,391	1,000,874
Mortgage notes	681,487	223,430	712,492	254,677
Securities abroad	597,692	880,056	543,899	746,197

INTERBANK ACCOUNTS	624,104	626,567	665,950	684,378
Receipts and payments pending settlement	601,887	616,851	642,284	678,739
Correspondent banks	22,217	9,716	23,666	5,639

INTERDEPARTMENTAL ACCOUNTS	316,907	332,869	317,587	333,092
Third-party funds in transit	311,019	310,841	311,022	310,905
Internal transfers of funds	5,888	22,028	6,565	22,187

BORROWINGS (Note 12)	1,738,924	2,343,931	1,927,164	2,412,263
Borrowings in Brazil - governmental agencies	220	294	220	294
Borrowings in Brazil - other institutions	-	-	170,446	131,317
Foreign borrowings	1,738,704	2,343,637	1,756,498	2,280,652

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 12)	1,850,597	1,381,105	2,245,121	1,761,785
BNDES (National Economic Development Bank)	650,360	601,641	650,360	601,641
FINAME (National Industrial Financing Authority)	1,171,213	752,937	1,565,737	1,133,617
Other	29,024	26,527	29,024	26,527

FOREIGN ONLENDINGS (Note 12)	30,190	43,778	30,190	43,778
Foreign onlendings	30,190	43,778	30,190	43,778

DERIVATIVE FINANCIAL INSTRUMENTS (Note 21(g))	1,035,735	293,030	993,437	279,589
Derivative financial instruments	1,035,735	293,030	993,437	279,589

OTHER LIABILITIES	2,901,415	4,120,077	13,398,922	11,828,541
Collection of taxes and social contributions	471,897	256,916	527,874	307,171
Foreign exchange portfolio (Note 7(a))	988,298	2,453,594	988,298	2,453,594
Social and statutory	474,510	364,632	557,780	406,150
Taxes and social security (Note 13(a))	380,833	227,836	694,831	485,684
Negotiation and intermediation of securities	1,300	1,398	224,592	231,150
Accounts payable for purchase of assets	1,226	2,800	1,226	2,906
Technical provisions for insurance and capitalization plans (Note 14(a))	-	-	6,170,701	4,399,917
Subordinated debt (Note 14(b))	25,139	80,799	23,210	80,597
Sundry (Note 14(c))	558,212	732,102	4,210,410	3,461,372

BALANCE SHEETS AT JUNE 30,
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED

LIABILITIES	2006	2005	2006	2005

LONG-TERM LIABILITIES	32,220,858	24,626,467	30,842,094	27,667,369

DEPOSITS	21,392,547	16,632,829	16,163,655	14,069,362
Interbank deposits	5,090,840	1,753,508	-	40,268
Time deposits	16,301,707	14,879,321	16,163,655	14,029,094

RESOURCES FROM SECURITIES ISSUED (Note 11)	447,643	538,868	379,217	482,302
Mortgage notes	8,671	2,554	6,649	2,554
Securities abroad	438,972	536,314	372,568	479,748

BORROWINGS (Note 12)	983,598	379,750	915,409	277,639
Borrowings in Brazil - governmental agencies	569	761	569	761
Borrowings in Brazil - other agencies	-	-	-	6,497
Foreign borrowings	983,029	378,989	914,840	270,381

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 12)	3,364,112	3,186,465	3,791,979	3,625,269
BNDES (National Economic Development Bank)	1,799,048	1,987,927	1,799,048	1,987,927
FINAME (National Industrial Financing Authority)	1,423,923	1,064,201	1,851,790	1,503,005
Other	141,141	134,337	141,141	134,337

FOREIGN ONLENDINGS (Note 12)	73,645	113,513	73,645	113,513
Foreign onlendings	73,645	113,513	73,645	113,513

DERIVATIVE FINANCIAL INSTRUMENTS (Note 21(g))	172,648	251,043	172,648	221,395
Derivative financial instruments	172,648	251,043	172,648	221,395

OTHER LIABILITIES	5,786,665	3,523,999	9,345,541	8,877,889
Foreign exchange portfolio (Note 7(a))	26,683	-	26,683	-
Taxes and social security (Note 13(a))	916,385	737,571	2,167,512	1,652,717
Negotiation and intermediation of securities	-	-	-	33,913
Accounts payable for purchase of assets	-	1,190	-	1,190
Technical provisions for retirement plans (Note 14(a))	-	-	1,928,503	2,013,557
Subordinated debt (Note 14(b))	2,746,284		2,714,801	1,689,863
Sundry (Note 14(c))	2,097,313	2,785,238	2,508,042	3,486,649

DEFERRED INCOME	23,232	11,729	51,006	110,695
Deferred income	23,232	11,729	51,006	110,695

MINORITY INTEREST	-	-	832,471	692,974

STOCKHOLDERS' EQUITY (Note 16)	9,815,894	8,659,700	9,815,894	8,659,700
Capital:	5,000,000	5,000,000	5,000,000	5,000,000
- Local residents	5,459,888	3,504,020	5,459,888	3,504,020
- Foreign residents	2,540,112	1,495,980	2,540,112	1,495,980
Capital reserves	160,037	159,659	160,037	159,659
Revaluation reserve on subsidiaries	5,437	5,613	5,437	5,613
Revenue reserves	1,732,325	3,591,518	1,732,325	3,591,518
Unrealized gains and losses - marketable securities
and derivative financial instruments	(28,733)	(46,828)	(28,733)	(46,828)
Treasury stock	(53,172)	(50,262)	(53,172)	(50,262)

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	10,648,365	9,352,674

T O T A L	91,232,800	70,322,758	98,216,713	82,731,127

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(Amounts expressed in thousands of Reais, except per share data)

	UNIBANCO			UNIBANCO CONSOLIDATED

	2006	2005		2006	2005

REVENUE FROM FINANCIAL INTERMEDIATION	6,512,979	5,430,384		8,467,259	7,239,591
Lending operations	3,128,886	2,558,892		5,144,793	4,249,659
Leasing operations	-	-		90,439	64,933
Marketable securities	2,694,213	2,121,639		1,983,934	1,725,357
Financial results from insurance, pension plans and
annuity products	-	-		559,127	500,102
Derivative financial instruments	435,326	471,538		432,826	420,288
Compulsory deposits	254,554	278,315		256,140	279,252

EXPENSES ON FINANCIAL INTERMEDIATION	(4,276,863)	(3,473,358)		(4,961,893)	(4,018,862)
Deposits and securities sold	(3,524,908)	(2,945,779)		(3,007,032)	(2,712,643)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	-	-		(382,005)	(308,954)
Borrowings and onlendings	(123,909)	(9,350)		(169,855)	(55,260)
Foreign exchange transactions (Note 6)	(94,025)	(198,121)		(93,244)	(196,697)
Provision for credit losses (Note 7(f))	(534,021)	(320,108)		(1,309,757)	(745,308)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,236,116	1,957,026		3,505,366	3,220,729

OTHER OPERATING INCOME (EXPENSES)	(822,782)	(697,432)		(1,803,032)	(1,830,622)
Services rendered	926,668	809,018		1,763,620	1,559,837
Insurance, annuity products and retirement plans premiums	-	-		2,098,927	1,874,289
Changes in technical provision for insurance,
annuity products and retirement plans	-	-		(768,021)	(654,640)
Insurance claims	-	-		(510,346)	(462,808)
Private retirement plans benefit expenses	-	-		(346,774)	(356,003)
Selling, other insurance and private retirement
plans expenses	-	-		(201,921)	(183,455)
Credit card selling expenses	-	-		(143,871)	(137,751)
Salaries, benefits, training and social security	(854,653)	(716,126)		(1,086,283)	(913,130)
Other administrative expenses	(834,401)	(778,556)		(1,642,148)	(1,504,995)
Financial transaction and other taxes	(293,233)	(231,064)		(502,040)	(493,253)
Equity in the results of associated companies (Note 10(a))	627,138	495,469		35,053	14,887
Other operating income (Note 17(a))	77,136	125,688		104,288	79,586
Other operating expenses (Note 17(b))	(471,437)	(401,861)		(603,516)	(653,186)

OPERATING INCOME	1,413,334	1,259,594		1,702,334	1,390,107

NON-OPERATING INCOME (EXPENSE)	(15,958)	(9,423)		(1,925)	14,444

INCOME BEFORE TAXES AND PROFIT SHARING	1,397,376	1,250,171		1,700,409	1,404,551

INCOME TAX AND SOCIAL CONTRIBUTION (Note 18(b))	(142,362)	(245,079)		(305,813)	(293,711)
Provision for income tax	(171,878)	(108,461)		(332,756)	(239,643)
Provision for social contribution	(69,500)	(44,894)		(111,235)	(93,237)
Deferred tax asset change	99,016	(91,724)		138,178	39,169

PROFIT SHARING	(186,659)	(150,868)		(221,603)	(184,852)
Management	(13,697)	(13,035)		(13,697)	(13,060)
Employees	(172,962)	(137,833)		(207,906)	(171,792)

INCOME BEFORE MINORITY INTEREST	1,068,355	854,224		1,172,993	925,988

MINORITY INTEREST	-	-		(104,638)	(71,764)

NET INCOME FOR THE PERIOD	1,068,355	854,224		1,068,355	854,224

Number of outstanding shares (Note 16(a))	2,797,794,952	2,793,545,420	(*)
Net income per share: R$	0.38	0.31
Net equity share:R$	3.51	3.10

(*) Adjusted for comparison purposes, based on the proportion of new shares issued approved on June 2006 (Note 16(a)).

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES INSTOCKHOLDERS´EQUITY
Amounts expressed in thousands of Reais

							Revenue reserves	Unrealized gain and losses - marketable securities and derivative financial instruments

				Revaluation reserve on subsidiaries			Statutory

		Capital	Capital			Special dividends	Other statutory		Treasury	Retained
	Capital	increase	reserve		Legal	reserve	reserves		stock	earnings	Total

At January 1, 2005 (Note 16)	5,000,000	-	158,894	7,492	391,109	63,898	2,620,273	(83,860)	(51,423)	-	8,106,383
Prior year adjustments	-	-	-	-	-	-	-	-	-	(5,486)	(5,486)
Transfer of reserves	-	-	-	-	-	-	(5,486)	-	-	5,486	-
Purchase of treasury stocks, net	-	-	344	-	-	-	-	-	1,161	-	1,505
Revaluation reserve of subdidiary companies	-	-	-	(1,879)	-	-	-	-	-	-	(1,879)
Restatement of exchange membership certificates	-	-	421	-	-	-	-	-	-	-	421
Fair value adjustments - marketable securitiesand derivative financial instruments	-	-	-	-	-	-	-	37,032	-	-	37,032
Net income for the period	-	-	-	-	-	-	-	-	-	854,224	854,224
Constitution of reserves	-	-	-	-	42,711	-	479,013	-	-	(521,724)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(332,500)	(332,500)
At June 30, 2005	5,000,000	-	159,659	5,613	433,820	63,898	3,093,800	(46,828)	(50,262)	-	8,659,700

At January 1, 2006 (Note 16)	5,000,000	-	160,139	5,507	483,033	63,898	3,634,601	27,283	(50,828)	-	9,323,633
Prior year adjustments	-	-	-	-	-	-	-	-	-	(90,516)	(90,516)
Transfer of reserves	-	-	-	-	-	-	(90,516)	-	-	90,516	-
Capital increase	-	3,000,000	-	-	-	-	(3,000,000)	-	-	-	-
Purchase of treasury stocks, net	-	-	(526)	-	-	-	(10,242)	-	(2,344)	-	(13,112)
Revaluation reserve of subdidiary companies	-	-	-	(70)	-	-	-	-	-	-	(70)
Restatement of exchange membership certificates	-	-	424	-	-	-	-	-	-	-	424
Fair value adjustments - marketable securitiesand derivative financial instruments	-	-	-	-	-	-	-	(56,016)	-	-	(56,016)
Net income for the period	-	-	-	-	-	-	-	-	-	1,068,355	1,068,355
Constitution of reserves	-	-	-	-	53,419	-	598,132	-	-	(651,551)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(416,804)	(416,804)
At June 30, 2006	5,000,000	3,000,000	160,037	5,437	536,452	63,898	1,131,975	(28,733)	(53,172)	-	9,815,894

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 16(b))

		2006	2005	(*)

On common shares:	R$	0.1618	0.1233
On preferred shares:	R$	0.1780	0.1356

(*) Adjusted for comparison purposes, based on the proportion of new shares issued approved on June 2006 (Note 16(a)).

The accompanying notes are an integral part of these financial statements

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED

	2006	2005	2006	2005

FINANCIAL RESOURCES PROVIDED BY:	11,125,079	7,559,672	8,495,515	7,246,100

NET INCOME FOR THE SIX-MONTH PERIOD	1,068,355	854,224	1,068,355	854,224

ADJUSTMENTS TO NET INCOME	(463,035)	(242,888)	225,710	255,211
Depreciation and amortization	108,134	109,475	192,372	208,441
Amortization of goodwill on acquired subsidiaries	28,012	24,885	64,957	51,556
Exchange losses (gains) on foreign investments	24,565	113,990	-	-
Provision for losses on investments	-	(31)	-	4,060
Equity in the results of subsidiary and associated companies	(627,138)	(495,469)	(35,053)	(14,887)
Reversal of provision for other assets losses	3,392	4,262	3,434	6,041

SALE (ACQUISITION) NET OF OWN STOCK	(13,112)	1,505	(13,112)	1,505

THIRD PARTY FUNDS:
INCREASE IN LIABILITIES	9,316,699	4,638,598	6,410,436	4,413,732
Deposits	4,525,699	2,835,669	3,277,251	1,325,345
Securities sold under repurchase agreements	3,901,439	-	1,773,807	-
Resources from securities issued	-	15,036	67,726	-
Interbank and interdepartmental accounts	432,583	541,172	505,587	608,296
Derivative financial instruments	456,978	205,284	457,607	231,554
Other liabilities	-	1,041,437	328,458	2,248,537

DECREASE IN ASSETS	826,145	1,903,637	668,034	1,641,857
Interbank investments	-	1,903,637	-	1,641,857
Other credits	826,145	-	668,034	-

SALE OF ASSETS AND INVESTMENTS	91,928	243,160	105,611	79,571
Foreclosed assets	25,398	8,201	46,200	31,353
Investments	66,366	232,577	56,600	18,133
Fixed assets	164	2,382	2,811	30,085

DIVIDENDS AND INTEREST ON OWN CAPITAL
RECEIVED/PROPOSED FROM SUBSIDIARY
AND ASSOCIATED COMPANIES	298,099	161,435	30,481	-

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED

	2006	2005	2006	2005

FINANCIAL RESOURCES USED FOR:	10,941,947	8,004,581	8,292,201	7,726,762

DIVIDENDS AND INTEREST ON OWN CAPITAL
PROPOSED/DISTRIBUTED	416,804	332,500	416,804	332,500

CHANGE IN DEFERRED INCOME	(10,752)	7,613	24,764	46,251

CHANGE IN MINORITY INTEREST	-	-	33,831	79,506

INVESTMENTS IN:	1,766,422	214,673	405,517	285,094
Foreclosed assets	40,885	34,598	64,678	55,275
Amortization of goodwill on aquisition of subsidiary companies	-	22,369	244,010	49,619
Investments	1,694,979	131,771	28,055	87,859
Fixed assets	30,558	25,935	68,774	92,341

DEFERRED CHARGES	118,162	59,860	308,444	84,551

INCREASE IN ASSETS	7,873,446	6,131,966	6,558,359	5,702,643
Interbank investments	2,856,553	-	1,638,836	-
Marketable securities and derivative financial instruments	1,968,669	1,795,450	1,677,387	229,413
Interbank and interdepartmental accounts	680,099	761,224	730,114	775,082
Lending operations	2,321,659	1,899,735	2,139,805	2,436,949
Leasing operations	-	-	305,141	70,051
Other credits	-	1,656,189	-	1,957,508
Other assets	46,466	19,368	67,076	233,640

DECREASE IN LIABILITIES	777,865	1,257,969	544,482	1,196,218
Securities sold under repurchase agreements	-	1,178,317	-	1,095,575
Resources from securities issued	1,668	-	-	96,019
Borrowings and onlendings	611,203	79,652	544,482	4,624
Other liabilities	164,994	-	-	-

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	183,132	(444,909)	203,314	(480,662)

CHANGES IN FINANCIAL POSITION
Cash and due from banks
At the beginning of the six-month period	1,026,279	1,329,115	1,153,730	1,561,264
At the end of the six-month period	1,209,411	884,206	1,357,044	1,080,602

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	183,132	(444,909)	203,314	(480,662)

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 10.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. From 2005, the investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios have been classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statement of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
–
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any ffsetting gains or losses recognized currently in earnings; and

–
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair alue and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accoun ted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 10. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(f) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in CVM Deliberation 489/05, which made obligatory the adoption of Statement NPC 22 of the Brazilian Institute of Accountants – IBRACON.

Contingent assets – Contingent assets are not recognized, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recognized, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recognized in the Financial Statements.

(g) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose resting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

	Unibanco		Unibanco Consolidated

	2006	2005	2006	2005
Securities purchased under resale agreements	11,364,100	9,938,011	11,400,784	9,932,212
Own position	7,485,047	6,680,892	7,521,731	6,675,093
- Treasury bills	6,969,266	6,075,093	6,969,299	6,075,093
- Treasury notes	490,204	200,000	526,855	200,000
- Other	25,577	405,799	25,577	400,000
Financial Position	3,619,370	3,257,119	3,619,370	3,257,119
- Treasury bills	3,619,370	3,257,119	3,619,370	3,257,119
Short Position	259,683	-	259,683	-
Interbank deposits	9,792,325	7,888,392	4,889,463	2,754,165
Foreign currency investments	30,263	48,606	30,263	48,606
Total	21,186,688	17,875,009	16,320,510	12,734,983
Current	19,981,197	17,246,921	15,463,832	12,545,561
Long-term	1,205,491	628,088	856,678	189,422

5. Marketable Securities

(a) The balances can be summarized as follows:

	Unibanco		Unibanco Consolidated

Marketable Securities	2006	2005	2006	2005
Trading assets	4,391,591	1,940,750	10,151,175	8,055,078
Available for sale	12,185,303	4,591,461	6,856,207	3,615,619
Held to maturity	2,237,841	3,520,962	3,716,143	4,309,496
Subtotal	18,814,735	10,053,173	20,723,525	15,980,193
Derivative financial instruments
(Note 21 (g))	1,442,142	1,003,254	1,459,373	882,238
Total	20,256,877	11,056,427	22,182,898	16,862,431
Current	8,346,621	4,217,475	14,622,728	11,141,937
Long-term	11,910,256	6,838,952	7,560,170	5,720,494

(b) Trading assets

	Unibanco

		2006		2006

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	4,034,123	4,037,702	1,730,018	1,733,909
Treasury bills	3,844,515	3,851,597	1,476,953	1,479,929
Financial treasury bills	113,633	113,613	183,102	182,757
Treasury notes	75,975	72,492	69,963	71,223
Brazilian sovereign bonds	22,956	23,206	58,469	58,532
Bank debt securities	74,188	75,171	77,024	80,918
Corporate debt securities	71,190	73,908	7,644	7,602
Debentures	54,603	57,321	7,644	7,602
Eurobonds	16,587	16,587	-	-
Mutual funds	181,594	181,594	59,789	59,789
Other	10	10	-	-
Total	4,384,061	4,391,591	1,932,944	1,940,750

	Unibanco Consolidated

		2006		2006

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	7,942,465	7,953,736	1,840,160	1,844,030
Financial treasury bills	724,573	725,081	293,125	292,878
Treasury bills	6,733,407	6,747,443	1,476,953	1,479,929
Treasury notes	479,087	475,847	69,963	71,223
Other	5,398	5,365	119	-
Brazilian sovereign bonds	32,992	33,147	117,907	117,970
Bank debt securities	818,566	819,342	418,918	422,812
Eurobonds	102,026	102,800	90,042	93,936
Time deposits	716,540	716,542	328,876	328,876
Corporate debt securities	317,939	318,296	58,756	57,052
Debentures	272,985	273,760	9,306	7,602
Eurobonds	44,954	44,536	49,450	49,450
Mutual funds	655,957	655,957	5,386,636	5,386,636
Other	358,277	370,697	230,607	226,578
Total	10,126,196	10,151,175	8,052,984	8,055,078

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

					Unibanco

			2006			2005

		Fair			Fair
	Amortized	value	Fair	Amortized	value	Fair
Issuer/Type of investment	cost	adjustment	value	cost	adjustment	value
Federal government	2,504,676	(7,620)	2,497,056	97,367	(15,035)	82,332
Financial treasury bills	238,092	-	238,092	-	-	-
Treasury bills	1,260,327	1,369	1,261,696	-	-	-
Treasury notes	964,732	693	965,425	55,670	(94)	55,576
Treasury Bonds	3,758	(261)	3,497	4,493	(498)	3,995
Other	37,767	(9,421)	28,346	37,204	(14,443)	22,761
Brazilian sovereign bonds	1,650,460	20,421	1,670,881	-	-	-
Bank debt securities	6,134,177	589	6,134,766	2,642,845	(5,857)	2,636,988
Debentures	5,746,493	(33)	5,746,460	2,169,971	-	2,169,971
Eurobonds	342,446	-	342,446	308,957	-	308,957
Mortgage notes	26,962	228	27,190	125,441	(5,857)	119,584
Time deposits	2,014	-	2,014	18,014	-	18,014
Other	16,262	394	16,656	20,462	-	20,462
Corporate debt securities	1,878,613	(22,324)	1,856,289	1,898,255	(87,677)	1,810,578
Debentures	1,671,646	(18,407)	1,653,239	1,831,372	(67,084)	1,764,288
Eurobonds	107,070	(3,256)	103,814	14,611	(14,611)	-
Other	99,897	(661)	99,236	52,272	(5,982)	46,290
Mutual funds	10,811	-	10,811	11,901	-	11,901
Marketable equity securities	35,781	(20,281)	15,500	38,442	11,220	49,662
Total	12,214,518	(29,215)	12,185,303	4,688,810	(97,349)	4,591,461

					Unibanco Consolidated

			2006			2005

		Fair			Fair
	Amortized	value	Fair	Amortized	value	Fair
Issuer/Type of investment	cost	adjustment	value	cost	adjustment	value
Federal government	2,903,519	(12,107)	2,891,412	671,953	(14,681)	657,272
Financial treasury bills	571,898	257	572,155	574,412	412	574,824
Treasury bills	1,260,326	1,370	1,261,696	-	-	-
Treasury notes	1,029,651	(4,013)	1,025,638	55,670	(94)	55,576
Treasury Bonds	3,758	(261)	3,497	4,493	(498)	3,995
Other	37,886	(9,460)	28,426	37,378	(14,501)	22,877
Foreign government	572	-	572	943	(67)	876
Brazilian sovereign bonds	1,650,460	20,421	1,670,881	-	-	-
Bank debt securities	169,701	650	170,351	219,415	(6,020)	213,395
Debentures	23,303	(33)	23,270	1,954	-	1,954
Eurobonds	75,549	61	75,610	30,954	(164)	30,790
Mortgage notes	26,962	227	27,189	125,441	(5,857)	119,584
Time deposits	27,934	-	27,934	41,099	1	41,100
Other	15,953	395	16,348	19,967	-	19,967
Corporate debt securities	2,048,602	(22,443)	2,026,159	2,115,939	(104,666)	2,011,273
Debentures	1,823,502	(18,444)	1,805,058	2,022,976	(80,107)	1,942,869
Eurobonds	107,785	(3,339)	104,446	14,611	(14,611)	-
Other	117,315	(660)	116,655	78,352	(9,948)	68,404
Mutual funds	14,483	573	15,056	612,906	-	612,906
Marketable equity securities	126,979	(45,203)	81,776	128,627	(8,730)	119,897
Total	6,914,316	(58,109)	6,856,207	3,749,783	(134,164)	3,615,619

(ii) By maturity:

	Unibanco

		2006		2006

	Amortized	Fair	Amortized	Fair
Maturity	cost	value	cost	value
Less than 3 months	267,632	268,216	489,181	425,496
Between 3 months and 1 year	1,930,981	1,926,657	418,014	417,487
Between 1 and 3 years	1,207,940	1,176,524	722,221	706,468
Between 3 and 5 years	1,101,472	1,106,525	457,299	416,369
Between 5 and 15 years	6,529,261	6,522,487	2,526,908	2,553,620
More than 15 years	1,130,640	1,158,583	24,919	10,533
No stated maturity (1)	46,592	26,311	50,268	61,488
Total	12,214,518	12,185,303	4,688,810	4,591,461

	Unibanco Consolidated

		2006		2006

	Amortized	Fair	Amortized	Fair
Maturity	cost	value	cost	value
Less than 3 months	226,364	226,925	589,001	525,303
Between 3 months and 1 year	2,134,455	2,130,307	538,293	533,778
Between 1 and 3 years	1,434,868	1,403,419	905,438	889,950
Between 3 and 5 years	1,155,225	1,160,317	504,023	450,085
Between 5 and 15 years	626,514	619,739	445,985	472,574
More than 15 years	1,195,428	1,218,668	25,586	11,201
No stated maturity (1)	141,462	96,832	741,457	732,728
Total	6,914,316	6,856,207	3,749,783	3,615,619

____________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco		Unibanco Consolidated

	2006	2005	2006	2005

Issuer/Type of investment				Amortized cost

Federal government	458,316	606,830	1,897,070	1,395,364
Financial treasury bills	-	-	167,959	167,311
Central Bank notes	173,258	297,308	185,548	343,749
Treasury notes	284,755	309,186	1,468,759	879,410
Treasury bills	-	-	74,501	-
Other	303	336	303	4,894
Brazilian sovereign bonds	1,626,966	2,634,023	1,658,851	2,634,023
Bank debt securities	86,702	92,565	86,703	92,565
Eurobonds	86,702	92,565	86,703	92,565
Corporate debt securities	65,857	187,544	73,519	187,544
Eurobonds	65,857	187,544	65,857	187,544
Debentures	-	-	7,662	-
Total	2,237,841	3,520,962	3,716,143	4,309,496

The fair value of these securities was R$2,355,180 (2005 - R$3,711,480) in Unibanco and R$3,853,817 (2005 - R$4,533,420) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$117,339 (2005 - R$190,518) in Unibanco and R$137,674 (2005 - R$223,924) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco		Unibanco Consolidated

	2006	2005	2006	2005

Maturity				Amortized cost

Less than 3 months	325,590	142,928	338,549	149,045
Between 3 months and 1 year	300,707	479,429	555,458	534,006
Between 1 and 3 years	439,842	1,260,254	441,665	1,427,903
Between 3 and 5 years	649,659	351,601	689,206	351,601
Between 5 and 15 years	521,889	1,286,578	1,103,208	1,286,577
More than 15 years	154	172	588,057	560,364
Total	2,237,841	3,520,962	3,716,143	4,309,496

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	2006	2005	2006	2005
By type
Loans and discounted notes	16,574,863	13,417,923	17,418,322	14,487,653
Financing	9,829,105	7,802,383	12,253,494	10,850,937
Agricultural	1,090,548	964,274	1,090,548	964,274
Real estate loans	1,454,911	1,223,423	1,456,362	1,223,423
Credit card	-	-	3,865,524	3,377,491
Total lending operations	28,949,427	23,408,003	36,084,250	30,903,778

Leasing operations	-	-	1,153,415	714,739
Advances on exchange contracts (1)	1,538,072	1,612,353	1,538,072	1,612,353
Total leasing operations and advances on
exchange contracts	1,538,072	1,612,353	2,691,487	2,327,092

Guarantees honored	40	29,813	40	29,813
Other receivables (2)	246,804	546,036	3,152,996	1,893,060
Total other credits	246,844	575,849	3,153,036	1,922,873

Total risk	30,734,343	25,596,205	41,928,773	35,153,743

By maturity
Past-due for more than 15 days (Note 6 (d))	807,756	461,068	2,006,897	1,398,796
Falling due:
Less than 3 months (3)	10,061,465	9,438,424	16,074,780	14,575,122
Between 3 months and 1 year	8,947,509	7,335,222	11,536,902	9,563,403
Between 1 and 3 years	6,815,698	5,636,052	7,977,516	6,791,934
More than 3 years	4,101,915	2,725,439	4,332,678	2,824,488
Total risk	30,734,343	25,596,205	41,928,773	35,153,743

____________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending). (See Note 8).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

			Unibanco

		2006		2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,300,186	10.7	1,958,541	7.6
Automotive industry	1,401,216	4.6	1,479,959	5.8
Paper, pulp and wood products	1,501,780	4.9	1,297,787	5.0
Food, beverages and tobacco	1,428,232	4.6	1,228,362	4.8
Basic metal industries	970,533	3.2	882,814	3.4
Production of machines and equipment	1,008,258	3.3	731,979	2.9
Chemical and pharmaceutical	1,118,969	3.6	693,952	2.7
Textiles, clothing and leather goods	448,495	1.5	506,810	2.0
Extractive	581,635	1.9	489,328	1.9
Petroleum	356,438	1.2	378,368	1.5
Electronic and communications equipment	308,636	1.0	240,980	0.9
Rubber and plastic	197,229	0.6	210,718	0.8
Production of metal goods	192,614	0.6	174,347	0.7
Electric and electronic	253,867	0.8	167,698	0.7
Other manufacturing industries	8,498	0.0	31,881	0.1
Subtotal	13,076,586	42.5	10,473,524	40.8
Retailers
Retail	2,133,713	6.9	2,048,985	8.0
Wholesale	1,435,005	4.7	1,199,655	4.7
Subtotal	3,568,718	11.6	3,248,640	12.7
Financial service
Financial companies	982,153	3.2	622,154	2.5
Insurance companies and private pension funds	3,214	0.0	3,845	-
Subtotal	985,367	3.2	625,999	2.5
Residential construction loans	418,708	1.4	272,573	1.1
Other services
Post office and telecommunications	878,534	2.9	978,264	3.8
Transportation	1,229,169	4.0	789,941	3.1
Construction	381,735	1.2	462,285	1.8
Real estate services	284,447	0.9	406,946	1.6
Agricultural	456,028	1.5	357,810	1.4
Association activities	179,751	0.6	161,409	0.6
Health and social services	143,013	0.5	127,243	0.5
Lodging and catering services	134,984	0.4	113,439	0.4
Education	101,010	0.3	107,075	0.4
Cultural, sports and leisure activities	26,090	0.1	96,583	0.4
Other services	1,317,996	4.3	937,865	3.7
Subtotal	5,132,757	16.7	4,538,860	17.7
Agriculture, livestock, forestry and fishing	830,142	2.7	743,238	2.9
Individual
Consumer loans	5,398,425	17.5	4,498,521	17.6
Residential mortgage loans	1,063,234	3.5	973,814	3.8
Other	260,406	0.8	221,036	0.9
Subtotal	6,722,065	21.9	5,693,371	22.3
Total	30,734,343	100.0	25,596,205	100.0

			Unibanco Consolidated

		2006		2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,359,141	8.0	2,059,646	5.9
Automotive industry	1,442,972	3.4	1,507,372	4.3
Paper, pulp and wood products	1,550,043	3.7	1,350,821	3.8
Food, beverages and tobacco	1,488,853	3.6	1,282,822	3.7
Basic metal industries	1,022,749	2.4	942,917	2.7
Production of machines and equipment	1,030,314	2.5	751,750	2.1
Chemical and pharmaceutical	1,150,682	2.7	718,797	2.0
Textiles, clothing and leather goods	462,321	1.1	519,954	1.5
Extractive	611,208	1.5	517,924	1.5
Petroleum	402,840	1.0	387,861	1.1
Electronic and communications equipment	315,822	0.8	247,403	0.7
Rubber and plastic	216,185	0.5	220,899	0.6
Production of metal goods	203,623	0.5	183,082	0.5
Electric and electronic	262,251	0.6	175,162	0.5
Other manufacturing industries	8,859	0.0	32,793	0.1
Subtotal	13,527,863	32.3	10,899,203	31.0
Retailers
Retail	2,314,953	5.5	2,211,469	6.3
Wholesale	1,563,306	3.7	1,316,634	3.7
Subtotal	3,878,259	9.2	3,528,103	10.0
Financial service
Financial companies	873,202	2.1	464,674	1.3
Insurance companies and private pension funds	3,922	0.0	4,490	0.1
Subtotal	877,124	2.1	469,164	1.4
Residential construction loans	438,558	1.0	272,573	0.8
Other services
Transportation	897,048	2.1	1,684,726	4.8
Post office and telecommunications	2,268,081	5.4	994,654	2.8
Construction	426,260	1.0	502,427	1.4
Real estate services	346,514	0.8	472,255	1.3
Agricultural	491,643	1.2	380,563	1.1
Association activities	198,770	0.5	175,887	0.5
Health and social services	164,287	0.4	141,454	0.4
Education	144,968	0.3	124,495	0.4
Lodging and catering services	118,135	0.3	122,022	0.3
Cultural, sports and leisure activities	28,261	0.1	100,585	0.3
Other services	1,741,336	4.2	1,184,098	3.4
Subtotal	6,825,303	16.3	5,883,166	16.7
Agriculture, livestock, forestry and fishing	830,142	2.0	743,238	2.1
Individual
Consumer loans	8,154,157	19.4	7,718,492	22
Credit card	5,753,678	13.7	4,338,852	12.3
Residential mortgage loans	1,069,349	2.6	973,814	2.8
Lease financing	313,934	0.7	106,102	0.3
Other	260,406	0.6	221,036	0.6
Subtotal	15,551,524	37.1	13,358,296	38.0
Total	41,928,773	100.0	35,153,743	100.0

(c) Concentration of lending, leasing and other credits:

			Unibanco

		2006		2005

Largest clients	Value	% of total	Value	% of total
10 largest clients	3,464,136	11.3	2,891,566	11.3
50 next largest clients	6,017,657	19.6	4,941,178	19.3
100 next largest clients	4,497,666	14.6	3,665,059	14.3
Other clients	16,754,884	54.5	14,098,402	55.1
Total	30,734,343	100.0	25,596,205	100.0

			Unibanco Consolidated

		2006		2005

Largest clients	Value	% of total	Value	% of total
10 largest clients	3,464,136	8.2	2,861,506	8.2
50 next largest clients	5,987,979	14.3	4,857,590	13.8
100 next largest clients	4,593,777	11.0	3,720,216	10.6
Other clients	27,882,881	66.5	23,714,431	67.4
Total	41,928,773	100.0	35,153,743	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

								Unibanco

								2006

	% minimum allowance		P ast-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments (1)	credits	% of total	allowance	allowance
AA	-	14,451,401	-	-	14,451,401	47.0	13,845	0.1
A	0.5	9,489,207	-	-	9,489,207	30.9	90,094	0.9
B	1.0	3,378,181	197,921	76,613	3,652,715	11.9	103,246	2.8
C	3.0	1,186,517	226,668	86,019	1,499,204	4.9	156,187	10.4
D	10.0	216,216	141,172	86,516	443,904	1.4	132,727	29.9
E	30.0	54,532	102,928	69,694	227,154	0.7	113,350	49.9
F	50.0	18,270	85,205	73,404	176,879	0.6	123,639	69.9
G	70.0	96,253	62,181	61,106	219,540	0.7	219,321	99.9
H	100.0	31,336	188,599	354,404	574,339	1.9	574,339	100.0
Total		28,921,913	1,004,674	807,756	30,734,343	100.0	1,526,748
% of total risk							5.0%

								Unibanco

								2006

	% minimum allowance		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments (1)	credits	% of total	allowance	allowance
AA	-	11,816,343	-	-	11,816,343	46.2	11,219	-
A	0.5	8,564,388	-	-	8,564,388	33.5	47,054	0.5
B	1.0	2,175,559	188,435	28,139	2,392,133	9.3	36,212	1.5
C	3.0	967,995	195,858	47,202	1,211,055	4.7	119,052	9.8
D	10.0	560,871	96,791	42,794	700,456	2.8	209,437	29.9
E	30.0	50,760	60,159	28,065	138,984	0.5	69,353	49.9
F	50.0	14,154	45,497	51,203	110,854	0.4	77,291	69.7
G	70.0	134,112	36,332	34,277	204,721	0.8	204,516	99.9
H	100.0	57,227	170,656	229,388	457,271	1.8	457,271	100.0
Total		24,341,409	793,728	461,068	25,596,205	100.0	1,231,405
% of total risk							4.8%

		Unibanco Consolidated

								2006

	% minimum allowance		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments (1)	credits	% of total	allowance	allowance
AA	-	17,925,583	-	-	17,925,583	42.8	14,062	0.1
A	0.5	14,758,735	-	-	14,758,735	35.2	117,571	0.8
B	1.0	3,603,443	288,389	250,252	4,142,084	9.9	108,991	2.6
C	3.0	1,670,493	276,527	263,169	2,210,189	5.3	187,548	8.5
D	10.0	333,955	168,186	242,567	744,708	1.8	185,148	24.9
E	30.0	111,643	120,196	202,579	434,418	1.0	192,722	44.4
F	50.0	58,205	102,281	213,525	374,011	0.9	237,774	63.6
G	70.0	123,219	73,120	195,030	391,369	0.9	351,541	89.8
H	100.0	95,983	211,918	639,775	947,676	2.3	947,676	100.0
Total		38,681,259	1,240,617	2,006,897	41,928,773	100.0	2,343,033
% of total risk							5.6%

		Unibanco Consolidated

								2006

	% minimum allowance		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments (1)	credits	% of total	allowance	allowance
AA	-	14,006,600	-	-	14,006,600	39.8	11,392	-
A	0.5	13,956,800	-	-	13,956,800	39.7	74,190	0.5
B	1.0	2,339,597	289,311	224,802	2,853,710	8.1	41,043	1.4
C	3.0	1,329,933	274,685	207,173	1,811,791	5.2	142,976	7.9
D	10.0	709,969	128,894	173,311	1,012,174	2.9	267,797	26.5
E	30.0	77,772	81,394	140,450	299,616	0.9	126,722	42.3
F	50.0	37,348	59,416	160,765	257,529	0.7	157,186	61.0
G	70.0	145,966	46,324	137,994	330,284	0.9	292,870	88.7
H	100.0	85,700	185,238	354,301	625,239	1.8	625,239	100.0
Total		32,689,685	1,065,262	1,398,796	35,153,743	100.0	1,739,415
% of total risk							4.9%

____________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$849,782 (2005 - R$631,023) in Unibanco and R$1,116,532 (2005 -R$729,953) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

	UNIBANCO		UNIBANCO CONSOLIDATED

	2006	2005	2006	2005
Balance at the beginning of the period	1,377,706	1,146,195	2,060,614	1,669,467
Provision for credit losses	534,021	320,108	1,309,757	745,308
Loan charge-offs	(384,979)	(234,898)	(1,027,338)	(675,360)
Balance at the end of the period	1,526,748	1,231,405	2,343,033	1,739,415

Loan recoveries (1)	29,553	21,256	81,716	76,759

____________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

	UNIBANCO		UNIBANCO CONSOLIDATED

	2006	2005	2006	2005
Assets - Other credits
Unsettled exchange purchases	2,099,299	2,453,529	2,099,299	2,453,529
Rights on foreign exchange sold	456,052	1,472,289	456,052	1,472,289
(-) Received advances	(84,094)	(171,758)	(84,094)	(171,758)
Income receivable from advances on exchange contracts	26,606	15,614	26,606	15,614
Total	2,497,863	3,769,674	2,497,863	3,769,674

Liabilities - Other liabilities
Unsettled exchange sales	451,078	1,410,933	451,078	1,410,933
Obligations for foreign exchange purchased	2,143,600	2,659,317	2,143,600	2,659,317
(-) Advances on exchange contracts	(1,538,072)	(1,612,353)	(1,538,072)	(1,612,353)
Other	(41,625)	(4,303)	(41,625)	(4,303)
Total	1,014,981	2,453,594	1,014,981	2,453,594

Off-balance sheet
Import credits outstanding	78,404	72,812	91,671	91,251
Confirmed export credits	19,386	26,780	19,598	26,851

(b) Statement of income

	UNIBANCO		UNIBANCO CONSOLIDATED

	2006	2005	2006	2005
Income from foreign exchange transactions	1,579,555	1,347,468	1,749,857	1,407,545
Expenses from foreign exchange transactions	(1,673,580)	(1,545,589)	(1,843,101)	(1,604,242)
Net gain on foreign exchange transactions	(94,025)	(198,121)	(93,244)	(196,697)

8. Other Credits - Sundry

	UNIBANCO		UNIBANCO CONSOLIDATED

	2006	2005	2006	2005
Escrow deposits for civil and labor suits (1)	954,198	1,159,027	2,342,641	2,474,260
Receivables from credit card operations	-	-	1,471,197	618,074
Insurance premium	-	-	1,228,393	955,861
Prepaid taxes	412,511	278,966	892,680	662,874
Notes and credits receivable	264,038	573,785	820,474	574,054
Salary advances and other	72,197	64,947	80,325	81,173
Receivables from purchase of assets	16,900	12,971	74,631	80,088
Accounts receivable from subsidiaries	4,430	160,607	-	-
Other	469,555	555,006	735,139	842,358
Total	2,193,829	2,805,309	7,645,480	6,288,742
Current	620,185	870,352	4,486,421	2,849,193
Long-term	1,573,644	1,934,957	3,159,059	3,439,549

(1) Substantially related to fiscal, labor and civil litigations (Note 13).

9. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	UNIBANCO		UNIBANCO CONSOLIDATED

	R$ thousand	US$ thousand	R$ thousand	US$ thousand
Current assets	2,194,133	4,748,762	2,363,158	5,554,366
Long-term assets	3,861,734	8,357,951	1,648,375	3,874,341
Permanent assets	64,739	140,114	52	123
Total assets	6,120,606	13,246,827	4,011,585	9,428,830

Current liabilities	3,631,577	7,859,821	2,154,666	5,064,326
Long-term liabilities	2,150,022	4,653,292	1,587,375	3,730,967
Deferred income	166	361	426	1,001
Branch equity	338,841	733,353	269,118	632,536
Total liabilities	6,120,606	13,246,827	4,011,585	9,428,830

Net income for the period	84,756	183,437	39,855	93,676

10. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$65,893 (2005 – R$181,252) in Unibanco and R$65,850 (2005 – R$149,407) in Unibanco Consolidated, were recognized as “Other operating expense”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas ( in thousands)
			Percentage holding ( %)		Adjusted			Adjusted net	Equity in results

	direct and indirect			Unibanco	stockholders	Investment amount		income	adjust ments

	Common	Preferred	U nibanco	Consolidated	equit y	2006	2005	( loss)	2006	2005
Invest ments of Unibanco

Subsidiary companies
Unipart Participações Internacionais Ltd.	2,778	-	100,000	100,000	2,427,060	2,427,060	910,174	83,199	83,199	89,609
Unicard Banco Múltiplo S.A. (2)	147,432,552	91,811,816	100,000	100,000	1,228,328	1,228,328	728,476	185,722	185,722	89,368
Banco Fininvest S.A.	4	1	100,000	100,000	711,404	711,404	676,512	(5,381)	(5,381)	98,762
Unibanco AIG Seguros S.A.	345,014	188,814	49,902	49,902	1,391,529	694,403	652,641	193,702	94,437	69,511
Unibanco Companhia de Capitalização	4,194	-	99,999	100,000	353,299	353,299	404,732	43,701	43,701	46,265
Dibens Leasing S.A. – Arrendamento Mercantil (4) and (6)	81,087	-	99,999	99,999	325,208	325,208	-	13,569	13,569	-
Banco Único S.A.	2,768,397	2,768,397	100,000	100,000	258,917	258,917	217,060	15,580	15,580	9,316
Banco Dibens S.A. (4)	8,858,142	-	100,000	100,000	205,787	205,111	211,894	2,847	3,253	(6,189)
Unibanco Empreendimentos e Participações Ltda.	201,910	-	48,003	100,000	230,237	110,522	104,742	6,459	3,100	(5,939)
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A. (3)	4,955	4,955	100,000	100,000	103,892	103,892	110,616	6,589	9,486	11,302
Interbanco S.A.	20,000	-	99,996	99,999	102,523	102,519	80,385	26,489	26,489	16,068
AIG Brasil Companhia de Seguros	54,214	-	49,999	49,999	107,382	53,690	-	2,868	1,434	-
Unibanco Negócios Imobiliários Ltda.	55,664	-	99,999	100,000	51,887	51,887	56,496	899	1,704	1,261
Unibanco Asset M anagement – Banco de Investimento S.A.	1,468	1,468	99,999	100,000	21,156	21,156	27,409	2,092	2,128	6,436
BWU Comércio e Entretenimento Ltda.	67,562	-	59.792	59.792	53,181	31,798	35,697	(7,121)	(4,405)	(3,325)
Unibanco Empreendimentos Ltda.	128,568	-	16,126	100,000	112,956	18,215	20,172	1,024	165	258
Unibanco Serviços de Investimento Ltda.	100	-	99.999	100,000	8,536	8,536	5,582	13,236	13,236	14,082
Other	-	-	-	-	-	343,335	307,470	-	65,296	(2,789)

Jointly controlled companies( i)
Banco Investcred Unibanco S.A. – (PontoCred)	95	-	49,997	49,997	165,401	82,695	101,881	23,187	11,525	14,387
Serasa S.A.	366	349	19.045	19,174	170,275	32,430	30,426	47,846	9,557	7,996
Tecnologia Bancária S.A.	762,278	-	18.044	20.300	149,939	27,055	26,520	15,611	2,528	1,026
Redecard S.A.	200	400	31.943	31.943	64,261	20,527	18,480	160,487	40,518	27,474
Interchange Serviços S.A.	75,000,000	-	25,000	25,000	43,283	10,821	9,048	4,228	1,057	850
Companhia Hipotecária Unibanco – Rodobens	6,055	-	50,000	50,000	14,943	7,461	4,465	2,260	1,148	278
Other	-	-	-	-	-	25,743	22,665	-	8,092	9,462
Total						7,256,012	4,763,543		627,138	495,469

Investment of Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	111	-	11,082	1,531,447	169,715	153,804	305,297	33,833	12,675
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	107,382	53,690	46,734	2,868	1,434	2,469
Other	-	-	-	-	-	2,054	3,898	-	(214)	(257)
Total						225,459	204,436		35,053	14,887

	Number of shares or quotas ( in thousands)			Adjusted stockholders	Adjusted net income
Main direct , indirect and jointly controlled subsidiary companies invested by:			Percentage

	Common	Preferred	holding ( %)	equity	(loss)
Unipart Participações Internacionais Ltd .
Hipercard Banco Múltiplo S.A. (2)	95,738	-	19,293	855,485	46,017
Unibanco Cayman Bank Ltd.	13,252	-	100,000	331,801	25,177
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99,999	155,724	5,735
Unicorp Bank & Trust Ltd.	1,750	3,250	100,000	44,574	21,079
Unibanco AIG Seguros S.A .
Unibanco AIG Vida e Previdência S.A.	39,565	-	99,999	293,875	38,004
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99,999	63,871	8,816
IRB – Brasil Resseguros S.A.	-	111	11,082	1,531,447	305,297
Banco Fininvest S.A .
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49,998	20,048	9,630
Unicard Banco Múltiplo S .A .
Hipercard Banco Múltiplo S.A. (2)	298,819	5,940	61,414	855,485	46,017

____________________
(i) The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1) The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized in respect of transactions with other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill and alteration of participation during the period.

(2) In February 2005, at the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through the investment in Hipercard Banco Múltiplo S.A.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Conabinu Participações Ltda. and Hipercard Administradora de Cartões de Crédito Ltda. into Hipercard Banco Múltiplo S.A.

In accordance with the sales contract established on September, 2005, Unibanco increases its ownership to 19.293% of the capital of the Hipercard Banco Múltiplo S.A by transfer of 95,738,049 shares per amount of R$143 million.

(3) In January 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários with Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(4) In June 2005, Unibanco signed an agreement to acquire from Grupo Verdi the remaining 49% of the capital of Banco Dibens. The value of the transaction was R$128 million, resulting in goodwill of R$22.4 million to be amortized in accordance with the expected period of benefit of up to ten years.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Dibens S.A. – Distribuidora de Títulos e Valores Mobiliários into Banco Dibens S.A. and on the same occasion, Unibanco acquired from Banco Dibens S.A. the total capital of Dibens Leasing S.A. – Arrendamento Mercantil. These transactions are subject to the approval of the Brazilian Central Bank.

(5) The Extraordinary Shareholders' Meeting held in November 2005 approved the merger of Unibanco Leasing S.A. – Arrendamento Mercantil into Dibens Leasing S.A. – Arrendamento Mercantil, at its book value.

(6) The Board of Directors Meeting held in first half of 2006, approved the capital increase on Unipart Participações Internacionais Ltd. in the amount of R$1,489,420.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized over periods up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization during the period

	2006	2005	2006	2005
Fininvest	273,272	307,177	18,332	15,572
Hipercard	325,065	367,465	21,200	20,230
Hipercard Investimentos (1)	171,698	-	7,465	-
Other	219,482	195,313	17,960	15,754
Total	989,517	869,955	64,957	51,556

____________________
(1) Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. The goodwill is based in the expected period of benefit of investment in this company. The transaction is in phase of approval by the Brazilian Central Bank.

11. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 13.70% (2005 – 13.42%) per annum, and are payable up to July 23, 2007.

(b) Euronotes

			Unibanco	Unibanco Consolidated

Maturity	Currency	2006	2005	2006	2005
Less than 3 months	US$	363,923	443,247	361,803	434,217
	EUR	6,713	5,024	6,713	5,024
	R$	1	45,513	1	39,999
		370,637	493,784	368,517	479,240
From 3 to 12 months	US$	206,055	138,271	154,382	132,637
	EUR	654	10,092	654	10,092
	R$	54	210,254	54	96,573
		206,763	358,617	155,090	239,302
From 1 to 3 years	US$	64,190	93,581	39,345	86,132
	EUR	2,952	10,046	2,952	10,046
		67,142	103,627	42,297	96,178
From 3 to 5 years	US$	68,939	86,001	50,177	78,662
	R$	266,887	297,127	266,883	258,946
		335,826	383,128	317,060	337,608
From 5 to 15 years	US$	32,975	40,747	10,182	37,151
Total		1,013,343	1,379,903	893,146	1,189,479

The average interest of issues in foreign currency was 2.23% (2005 – 3.92%) per annum in Unibanco and 2.48% (2005 – 4.13%) per annum in Unibanco Consolidated.

(c) The other issues totaled R$23,321 (2005 - R$36,467) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 4.76% (2005 – 6.03%) per annum.

12. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.44% (2005 – 4.46%) per annum.

13. Contingent Assets and liabilities and Legal liabilities

(a) Contingent Assets

During the six-month period ended June 30, 2006, contingent assets were not recognized.

(b) Contingent Liabilities classified as probable and Legal liabilities – Taxes and Social Security.

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims.

The provision for labor claims is based on the historic average of payments made.

Civil litigation is represented mainly by claims for personal and moral injury, among other reasons, to devolutions of checks, protests of notes considered not due and past economic plans. The amount provided represents management’s estimate, considering the probability of loss in those lawsuits, recorded as a provision, based on average of payments made or, when applicable, in accordance with the opinion of Legal Counsel Advisers.

In the case of the legal liabilities – Taxes and Social Security, liabilities are recognized at the full amount being questioned, independently of the probability of loss or the evaluation of its respective Legal Counsel Advisers. At June, 30 2006, Unibanco and its subsidiaries maintain provision for such causes in the amount of R$736,564 in Unibanco and R$1,642,866 in Unibanco Consolidated, mainly: (i) the contestation of widening of the basis of calculation of Profit Participation Program - PIS and Tax and Social Security Financing - COFINS by law 9.718, in the amount of R$584,539 in Unibanco and R$795,810 in Unibanco Consolidated whose probability of loss is considered remote and (ii) collection of CPMF on leasing transaction, in the amount of R$171,522, whose probability of loss is possible.

On November 9, 2005, the Supreme Court – STF in a plenary session, rendered a decision on four individual cases concerning the widening of the basis of calculation of Employees’ PIS and COFINS, declaring unconstitutional the taxation of revenues that are not in conformity with the concept of revenue. The provision described above, was maintained by prudence and observing the orientation of the Brazilian Institute of Accountants – IBRACON, as well as the eventual recoverable value has not been recognized until the final determination is certain.

Provisions established and respective variations in the six-month period are as follows:

(b.1) Balance sheet

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Tax litigation	867,809	684,936	1,939,285	1,441,039
Labor litigation	409,591	473,008	631,267	868,336
Civil litigation	246,272	314,127	411,988	561,993
Total	1,523,672	1,472,071	2,982,540	2,871,368

Recorded in Other Liabilities
- Taxes and Social Security	867,809	684,936	1,939,285	1,441,039
- Others (Note 14 (c))	655,863	787,135	1,043,255	1,430,329
	1,523,672	1,472,071	2,982,540	2,871,368

(b.2) Changes in and the related fiscal labor and civil litigation provision:

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Balance at January 1	1,453,009	1,393,093	2,704,456	2,386,139
Balance of acquired/merged companies	-	-	20	-
Provision charged (1)	247,099	357,372	533,113	850,237
Payments	(176,436)	(278,394)	(255,049)	(365,008)
Balance at June 30	1,523,672	1,472,071	2,982,540	2,871,368

____________________
(1) In 2006, considers effects of prior year adjustments, recorded to comply with the requirements of Deliberation CVM no 489, October of 2005 (note 16 (f)).

(c) Contingency liabilities whose loss is considered possible.

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims. The administration, based on the opinion of their legal advisors, classifies the lawsuits on the basis of the perspective of success. Thus, provisions for claims whose probability of loss is possible, are not recognized, and mainly refer to the deductibility of interests and taxes whose payment is suspended in the amount of R$321,056.

(d) Other legal cases

The former controllers of Banco Banorte S.A. and Banco Nacional S.A., both in extrajudicial liquidation, settled their judicial claims, in 2005 and 2006, respectively, the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of those financial institutions.

(e) Tax liabilities

Provisional Measure no 303, dated June 29, 2006 granted to the tax payers, the option to settle their tax liabilities discussed either judicially or administratively. The matter is under examination by the National Congress and once converted in law, Unibanco based upon advice of its legal counsels of final success possibilities or failure of the relevant cases, will examine the convenience or not of participation in this program.

14. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	2006	2005	2006	2005	2006	2005	2006	2005
Provision for unearned
premiums	783,014	447,609	-	1	-	-	783,014	447,610
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	226,131	205,053	8,745	9,817	-	-	234,876	214,870
Mathematical provision
benefits to be
granted	363,435	164,626	5,240,005	4,253,622	-	-	5,603,440	4,418,248
Mathematical provision
for benefits granted	3,809	3,478	385,939	358,329	-	-	389,748	361,807
Unsettled claims	303,560	276,227	629	708	-	-	304,189	276,935
Provision for draws
and redemptions	-	-	-	-	551,265	465,011	551,265	465,011
Other provisions	3,495	2,486	228,804	226,144	373	363	232,672	228,993
Total of technical
provisions	1,683,444	1,099,479	5,864,122	4,848,621	551,638	465,374	8,099,204	6,413,474
Short-term	1,682,312	1,098,721	3,936,751	2,835,822	551,638	465,374	6,170,701	4,399,917
Long-term	1,132	758	1,927,371	2,012,799	-	-	1,928,503	2,013,557

(b) Subordinated debt

			Remuneration		Unibanco	Unibanco Consolidated
						hr
	Issue	Maturity	per annum	2006	2005	2005	2005
Step-up subordinated
callable notes (1)	April 2002	April 2012	9,375%	439,736	477,548	417,826	473,918
Step-up subordinated
callable notes (2)	December 2003	December 2013	7,375%	433,960	471,226	422,458	471,112
Step-up subordinated
callable notes (3)	April 2001	April 2006	3,45%	-	71,275	-	71,275
Line of credit (4)	December 2004	December 2009	4,74%	325,258	353,057	325,258	353,057
Perpetual Non-
Cumulative Junior
Subordinated
Securities (6)	July 2005	Indeterminated	8,7%	1,098,365	-	1,098,365	-
Subordinated time
deposits	December 2002	December 2012	102% of CDI	474,104	401,098	474,104	401,098
Total				2,771,423	1,774,204	2,738,011	1,770,460
Short-term				25,139	80,799	23,210	80,597
Long-term				2,746,284	1,693,405	2,714,801	1,689,863

(1) The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3) The interest rate is calculated through semi-annual Libor plus 1.2%.
(4) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5) Subordinated time deposits can be redeemed from December 2007.
(6) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment. The classification as of subordinated debt was approved by Brazilian Central Bank in March 23, 2006, for the purposes of capital adequacy limits.

(c) Sundry

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Payable to merchants – credit card	-	-	2,702,910	2,023,391
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,514,642	2,173,465	1,514,642	2,173,465
Provision for labor and civil litigation (Note 13 (b.1))	655,863	787,135	1,043,255	1,430,329
Payable related to insurance companies	-	-	541,902	461,865
Provisions for payroll and administrative expenses	353,191	339,277	456,225	411,052
Other	131,829	217,463	459,518	447,919
Total	2,655,525	3,517,340	6,718,452	6,948,021
Short-term	558,212	732,102	4,210,410	3,461,372
Long-term	2,097,313	2,785,238	2,508,042	3,486,649

____________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$700,110 thousand (2005 – US$698,200 thousand and ~~Y~~$25,000,000 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with beginning maturity in July 2009 and final maturity in January 2016.

15. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generator Plan” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions established by Unibanco and the employees until October, 2004. After that only the employees contributed for the program.

Presently, a defined contribution pension plan is offered for the employees, which is administered by closed private entity through UBB-Prev – Previdência Complementar (new name of Trevo – Instituto Bandeirantes de Seguridade Social). This new program is sponsored by Unibanco and its employees.

During the period ended June 30, 2006, the company sponsor contributions totaled R$9,997 (2005 - R$6,745) in Unibanco and R$11,191 (2005 – R$8,006) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2006, the options activity was as follows:

Issuance		Vesting period	Exercise period	Exercise Price per				Not

Nº	Date	until	until	Unit (R$) (IPCA)	Granted	Exercised	Cancelled	exercised
1	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	4,947,242	4,363,398	3,065,360
2	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	45,334	-	22,666
3 and 4	3rd quarter 2002	08.12.2007	08.11.2008	up to 4.200	560,000	186,668	-	373,332
5 to 7	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	166,668	400,000	133,332
8 to 10	1st quarter 2003	03.10.2008	03.09.2009	up to 4.085	446,000	80,000	206,000	160,000
11 to 15	2nd quarter 2003	06.16.2008	06.15.2009	up to 5.150	3,464,000	120,000	1,244,000	2,100,000
16	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	-	1,728,000	4,498,000
17 and 18	4th quarter 2003	12.17.2008	12.16.2009	up to 5.750	480,000	-	360,000	120,000
19 and 20	1st quarter 2004	02.01.2009	01.31.2010	up to 6.881	600,000	-	-	600,000
21 to 23	2nd quarter 2004	04.13.2009	04.12.2010	up to 7.012	1,012,240	-	-	1,012,240
24 to 26	3rd quarter 2004	09.20.2009	09.19.2010	up to 7.101	1,560,000	-	20,000	1,540,000
27	1st quarter 2005	02.01.2010	01.31.2011	8.347	8,440,000	-	950,000	7,490,000
28	2nd quarter 2005	05.03.2010	05.02.2011	9.778	50,000	-	50,000	-
29	3rd quarter 2005	09.16.2010	09.18.2011	10.590	120,000	-	-	120,000
General Position					36,102,240	5,545,912	9,321,398	21,234,930

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) proposed at June 29, 2006.

16. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2006	2005

	Outstanding shares	Treasury stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	755,658,168
Preferred	1,286,478,616	9,960,856	1,296,439,472	653,200,164
Total	2,797,794,952	9,960,856	2,807,755,808	1,408,858,332

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

On June 30, 2006, the fair value of Units is R$5.450842. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

At the Extraordinary Shareholders Meeting realized on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$3,000,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank on July 7, 2006 and, with record date of July 17, 2006.

According to the provisions of the 1 st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$2.140774 to Unibanco’s shares and R$3.310068 to Unibanco Holdings’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the six-months ended June 2006, R$416,804 of interest on own capital was recognized, calculated in accordance with article 9º of Law no. 9.249/95 with tax benefit of R$141,713. The amount will be computed for purposes of the minimum mandatory dividend of the year, net of applicable tax.

In April 2006, the Board of Directors approved the payment of interest on capital to the shareholders, previously accrued in the amount of R$56,804, related to the first quarter of 2006, comprising R$0.0388 (R$0.0330 net of applicable tax) per common share and R$0.0427 (R$0.0363 net of applicable tax) per preferred share. The payment was realized on April 28, 2006.

The Units had interest on capital of R$0.0765 (R$0.0650 net of applicable tax) being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDS had interest on capital of R$0.3823 (R$0.3250 net of applicable tax).

In July 2006, the Board of Directors approved the payment of interest on capital to the shareholders previously accrued, in the amount of R$360,000 comprising R$113,615 related to the quarter ended June 30, 2006 and a complement to the interest on capital related to the six-months ended on June 30, 2006 in the amount of R$246,385, amounting to R$0.1230 (R$0.1046 net of applicable tax) per common share and R$0.1353 (R$0.1150 net of applicable tax) per preferred share. The payment was realized on July 31, 2006.

The Units had interest on capital of R$0.2408 (R$0.2047 net of applicable tax) being R$0.1055 (R$0.0897 net of applicable tax) from Unibanco Holdings and R$0.1353 (R$0.1150 net of applicable tax) from Unibanco. The GDS had interest on capital of R$2.4084 (R$2.0471 net of applicable tax).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	2006	2005
Legal reserve	536,452	433,820
Statutory reserves:
i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions and dividends up to a limit of 20%
of capital stock (1)	-	103,436
ii) Operating margin reserve – calculated based on net income for
the year after the legal deductions and dividends up to a limit of 100% of	1,131,975	2,990,364
capital stock (2)
iii) Special dividends reserve	63,898	63,898
Total	1,732,325	3,591,518

____________________
(1) The Extraordinary Shareholders Meetings held on June 29, 2006 approved the capitalization of the balance of the Currency Exchange Risk Reserve with utilization of capital increase.
(2) During 2005, calculated based on 90% of net income for the year after the legal deductions and dividends up to a limit of 80% of the capital stock.

(e) Treasury stock

During the six-months ended June 30, 2006, as per the Shares – Performance buy back program (Note 15 (b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program, the following changes in treasury stock occurred:

	Quantity of shares	R$ thousands
December 31, 2005	11,265,874	50,828
Conversion of own stocks	(652,509)	(2,891)
Sale of own stocks	(1,361,744)	(6,670)
Repurchase	709,235	11,905
June 30, 2006	9,960,856	53,172

The average cost was R$32.57 per repurchased Units, and the minimum and maximum price of share were R$27.00 and R$34.16, respectively.

(f) Prior year adjustments

This amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489 of 2005.

17. Other Operating Income and Expenses

(a) Other operating income

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Dividends/retained earnings received from other
investments, principally consortium	15,000	11,208	36,838	34,391
Monetary correction of income receivable	3,591	9,321	3,591	2,021
Other	58,545	105,159	63,859	43,174
Total	77,136	125,688	104,288	79,586

(b) Other operating expenses

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Provision for labor and civil litigation	193,085	117,886	146,030	218,597
Expense related to checks and billing, net	90,137	69,482	106,179	90,279
Exchange rate variation on foreign investments	65,893	181,252	65,850	149,407
Amortization of goodwill on subsidiaries acquired	28,012	24,885	64,957	51,556
Other	94,310	8,356	220,500	143,347
Total	471,437	401,861	603,516	653,186

18. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	December			June 30,
	31, 2005	Increase	Realization	2006
Allowance for credit losses	356,678	200,193	174,884	381,987
Other provisions not currently deductible	460,421	415,942	281,686	594,677
Tax loss and negative basis of social
contribution carry-forwards	210,115	-	108,735	101,380
Social contribution carry-forwards
(Provisional Measure 2158-35)	277,620	-	21,147	256,473
Subtotal	1,304,834	616,135	586,452	1,334,517
Adjustment at fair value of marketable
securities available for sale and
financial instruments	(11,223)	25,304	-	14,081
Net deferred tax assets	1,293,611	641,439	586,452	1,348,598
Deferred tax assets	1,293,611			1,348,598

____________________
(1) Includes the amount of R$48,186 resulting from the requirements of Deliberation CVM nº 489 of October 2005, (see Note 16 (f)).

				Unibanco

	December			June 30,
	31, 2004	Increase	Realization	2005
Allowance for credit losses	294,272	156,731	145,319	305,684
Other provisions not currently deductible	790,096	278,081	321,251	746,926
Tax loss and negative basis of social
contribution carry-forwards	237,580	-	59,966	177,614
Social contribution carry-forwards
(Provisional Measure 2158-35)	280,992	-	11,073	269,919
Subtotal	1,602,940	434,812	537,609	1,500,143
Adjustment at fair value of marketable
securities available for sale and
financial instruments	43,843	-	16,339	27,504
Net deferred tax assets	1,646,783	434,812	553,948	1,527,647
Total assets	1,646,783			1,527,647

				Unibanco Consolidated

				Balance of
	December			acquired	June 30,
	31, 2005	Increase	Realization	companies	2006
Allowance for credit losses	565,002	296,735	247,530	(443)	613,764
Other provisions not currently deductible	976,185	531,725	392,740	516	1,115,686
Tax loss and negative basis of social
contribution carry-forwards	605,299	110,815	137,007	-	579,107
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	22,963	-	453,085
Subtotal	2,622,534	939,275	800,240	73	2,761,642
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	(9,670)	33,777	(1)	(11)	24,097
Deferred tax obligations	(55,403)	(31,821)	(89)	-	(87,135)
Net deferred tax assets	2,557,461	941,231	800,150	62	2,698,604
Deferred tax assets	2,612,864				2,785,739
Deferred tax liabilities	55,403				87,135

___________________
(1) Includes the amount of R$4,156 resulting from the requirements of Deliberation CVM nº 489 of October 2005, (see Note 16 (f)).

				Unibanco Consolidated

				Balance of
	December			acquired	June
	31, 2004	Increase	Realization	companies	31, 2005
Allowance for credit losses	438,485	262,456	244,340	384	456,985
Other provisions not currently deductible	1,191,988	492,269	384,181	10,760	1,310,836
Tax loss and negative basis of social
contribution carry-forwards	677,100	15,785	87,579	-	605,306
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	17,308	-	467,768
Subtotal	2,792,649	770,510	733,408	11,144	2,840,895
Adjustment at fair value of marketable
securities available for sale and
financial instruments	42,491	4,077	16,616	-	29,952
Deferred tax obligations	(28,626)	(1,930)	(1,924)	-	(28,632)
Net deferred tax assets	2,806,514	772,657	748,100	11,144	2,842,215
Total assets	2,835,140				2,870,847
Total liabilities	28,626				28,632

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On June 30, 2006, the expected realization of deferred taxes is as follows:

			Unibanco		Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	M easure 2.158-35)	Other	Total	M easure 2.158-35)	Other	Total
2006	46,785	238,971	285,756	71,910	574,414	646,324
2007	32,979	772,868	805,847	55,949	1,149,983	1,205,932
2008	33,993	33,103	67,096	63,909	279,631	343,540
2009	38,352	33,102	71,454	76,705	180,109	256,814
2010	44,896	-	44,896	72,952	110,161	183,113
2011	59,468	-	59,468	90,103	13,546	103,649
2012 to 2016	-	-	-	21,557	713	22,270
Total	256,473	1,078,044	1,334,517	453,085	2,308,557	2,761,642

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,175,260 in Unibanco and R$2,400,318 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Income before taxes and profit sharing, net	1,210,717	1,099,303	1,478,806	1,219,196
Income tax and social contribution expenses
at a rate of 25% and 9%	(411,644)	(373,763)	(502,794)	(414,527)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	154,004	68,851	(10,477)	(45,737)
Interest on capital paid , net	127,088	102,835	136,317	122,210
Permanent differences (net)	(11,810)	(43,002)	71,141	44,343
Income tax and social contribution for the period	(142,362)	(245,079)	(305,813)	(293,711)

19. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Co-obligation and risks for guarantees
provided	9,615,130	5,101,857	9,503,373	5,140,307
Assets under management (mainly mutual
investment funds)	41,235,741	31,465,377	41,081,025	35,119,041
Lease commitments	24,548	58,634	24,880	58,675

20. Related-Party Transactions (Unibanco)

	2006	2005
Assets
Cash and due from banks	85	21,275
Interbank investments	5,980,776	5,903,239
Marketable securities and derivative financial instruments (a)	6,063,776	2,679,671
Interbank accounts	1,317	307
Lending operations	142,346	195,954
Other credits
. Income receivable
Dividends and interest on capital	122,620	121,206
. Sundry	4,430	163,742

Liabilities
Deposits	7,906,139	3,537,175
Securities sold under repurchase agreements	1,300,789	133,779
Resources from securities issued
. Securities abroad	120,197	198,423
Interbank accounts	22,217	5,751
Borrowings	169,365	206,477
Derivative financial instruments	63,017	119,651
Other liabilities
Social and statutory	378,905	292,620
Subordinated debt	33,412	3,744
. Sundry	24,663	12,750

Revenues
Lending operations	5,991	4,060
Marketable securities	875,821	581,075
Derivative financial instruments	19,226	35,976
Services rendered	142,057	119,486
Other operating income	1,831	2,869

Expenses
Deposits and securities sold	531,980	218,800
Borrowings and onlendings	7,150	4,413
Other administrative expenses	22,838	20,942
Other operating expenses	6,288	3,716

____________________
(a) Include marketable securities issued by Dibens Leasing S.A. – Arrendamento Mercantil in the amount of R$5,724,682 (2005 – R$2,169,971).

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

21. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit is intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

The management of these risks in Unibanco is carried out by an independent internal structure of Risk Management.

(d) Financial instruments recorded in the financial statements and their to fair values are as follows:

				Unibanco

		2006		2005

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	9,792,325	9,845,944	7,888,392	7,901,154
Marketable securities	18,814,735	18,932,074	10,053,173	10,243,691
Lending operations	27,435,725	27,483,210	22,228,092	22,179,663
Derivatives, net	233,759	233,759	459,181	459,181

Liabilities
Interbank deposits	5,597,702	5,597,789	2,500,773	2,499,458
Time deposits	30,439,583	30,440,463	25,972,163	25,972,604
Mortgage notes	690,158	693,195	225,984	225,388
Resources from securities issued	1,036,664	1,053,523	1,416,370	1,434,211
Subordinated debt (Note 14 (b))	2,771,423	2,753,883	1,774,204	1,828,027
Other liabilities (Note 14 (c))	1,514,642	1,466,968	2,173,465	2,230,271
Treasury stocks	53,172	141,992	50,262	109,556

			Unibanco Consolidated
Consolidated
		2006		2005

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,889,463	4,922,093	2,754,165	2,758,857
Marketable securities	20,723,525	20,861,199	15,980,193	16,204,117
Lending operations	33,828,612	33,893,686	29,245,940	29,257,106
Derivatives, net	293,288	293,288	381,254	381,254

Liabilities
Interbank deposits	90,065	90,065	111,493	111,493
Time deposits	29,095,184	29,096,064	25,562,252	25,562,693
Mortgage notes	719,141	722,179	257,231	256,035
Resources from securities issued	916,467	937,301	1,225,945	1,228,672
Subordinated debt (Note 14 (b))	2,738,011	2,720,194	1,770,460	1,823,993
Other liabilities (Note 14 (c))	1,514,642	1,466,968	2,173,465	2,230,271
Treasury stocks	53,172	141,992	50,262	109,556

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the period for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the period for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 30, 2006 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

				Unibanco

		2006		2005

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(14,038,292)	(14,038,292)	(18,744,967)	(18,744,967)
Currencies	(1,450,744)	(1,450,744)	(472,653)	(472,653)
Interbank interest rate	(11,916,354)	(11,916,354)	(19,234,148)	(19,234,148)
Exchange coupon	(671,194)	(671,194)	961,834	961,834
Forward contracts	656,428	639,628	437,295	441,312
Currencies	2,572,852	2,517,547	681,829	667,990
Fixed interest rate	(1,916,424)	(1,877,919)	(244,534)	(226,678)
Swap contracts	231,808	335,796	441,290	452,669
Currencies	(3,254,399)	(3,258,308)	(3,395,610)	(3,312,461)
Interbank interest rate	1,702,948	1,623,981	626,316	612,306
Fixed interest rate	407,746	465,645	1,953,596	1,892,077
Other	1,375,513	1,504,478	1,256,988	1,260,747
Swap contracts with daily reset	(739,660)	(739,660)	1,545	1,545
Currencies	(739,660)	(739,660)	1,545	1,545
Third curve swap contracts	27,792	43,548	62,589	63,831
Currencies	(722,651)	(719,352)	(552,342)	(551,950)
Interbank interest rate	565,110	576,501	509,736	510,192
Fixed interest rate	185,333	186,399	105,195	105,589
Option contracts
Purchased options	582,346	471,294	9,304	8,722
Purchase	322,257	206,748	7,461	6,617
Currencies	129,801	59,034	7,461	6,617
Interbank interest rate	192,456	147,714	-	-
Sale	260,089	264,546	1,843	2,105
Currencies	253,407	255,646	1,843	2,105
Interbank interest rate	6,682	8,900	-	-
Sale option	549,348	480,997	36,986	29,330
Purchase	386,264	251,547	28,537	6,205
Currencies	208,322	109,884	28,537	6,205
Interbank interest rate	177,942	141,663	-	-
Sale	163,084	229,450	8,449	23,125
Currencies	136,743	175,301	8,449	23,125
Interbank interest rate	26,341	54,149	-	-

			Unibanco Consolidated

		2006		2005

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(11,688,736)	(11,688,736)	(18,250,007)	(18,250,007)
Currencies	(1,454,346)	(1,454,346)	(472,653)	(472,653)
Interbank interest rate	(9,563,196)	(9,563,196)	(18,659,798)	(18,659,798)
Exchange coupon	(671,194)	(671,194)	882,444	882,444
Forward contracts	627,208	612,333	377,725	381,688
Currencies	2,527,902	2,474,898	632,261	618,422
Fixed interest rate	(1,900,694)	(1,862,565)	(254,536)	(236,734)
Swap contracts	277,935	377,535	333,588	341,285
Currencies	(3,324,798)	(3,328,160)	(3,176,633)	(3,093,294)
Interbank interest rate	2,271,145	2,192,144	1,889,797	1,875,335
Fixed interest rate	87,275	140,266	363,433	298,492
Other	1,244,313	1,373,285	1,256,991	1,260,752
Swap contracts with daily reset	(739,660)	(739,660)	36,856	36,856
Currencies	(739,660)	(739,660)	36,856	36,856
Third curve swap contracts	27,792	43,548	62,589	63,831
Currencies	(722,651)	(719,352)	(552,342)	(551,950)
Interbank interest rate	565,110	576,501	509,736	510,192
Fixed interest rate	185,333	186,399	105,195	105,589
Option contracts
Purchased options	582,346	471,294	52,304	42,833
Purchase	322,257	206,748	50,461	40,728
Currencies	129,801	59,034	50,461	40,728
Interbank interest rate	192,456	147,714	-	-
Sale	260,089	264,546	1,843	2,105
Currencies	253,407	255,646	1,843	2,105
Interbank interest rate	6,682	8,900	-	-
Sale option	549,348	480,997	36,986	29,330
Purchase	386,264	251,547	28,537	6,205
Currencies	208,322	109,884	28,537	6,205
Interbank interest rate	177,942	141,663	-	-
Sale	163,084	229,450	8,449	23,125
Currencies	136,743	175,301	8,449	23,125
Interbank interest rate	26,341	54,149	-	-

____________________
(1) Include the net balance of short position (long position).
(2) For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$64,405,154 (2005 - R$724,385) with respect to purchase commitments and R$60,249,045 (2005 - R$1,158,357) with respect to sale commitments.

On June 30, 2006, there were future transactions of R$10,108,048 (2005 - R$10,170,616) in Unibanco and R$10,108,048 (2005 - R$10,744,965) in Unibanco Consolidated, swap contracts in the amount of R$1,269,260 (2005 - R$1,287,154) in Unibanco and R$1,269,260 (2005 - R$1,845,247) in Unibanco Consolidated and forward transactions in the amount of R$149,742 (2005 – R$130,324) in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net loss of applicable taxes and minority interest, during the period, in the amount of R$103 (2005 – R$8,562) in Unibanco and R$103 (2005 - R$11,217) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2006, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

						Unibanco

			2006			2005

		CETIP/			CETIP/
		Over the			Over the
Exposure at fair value	BM&F	counter (1)	Total	BM&F	counter (1)	Total
Future contracts	(14,038,292)	-	(14,038,292)	(18,744,967)	-	(18,744,967)
Forward contracts	-	639,628	639,628	-	441,312	441,312
Swap contracts	7,011	328,785	335,796	(62,118)	514,787	452,669
Swap contracts with daily reset	(739,660)	-	(739,660)	1,545	-	1,545
Third curve swap contracts	-	43,548	43,548	-	63,831	63,831
Option contracts
Purchased option	470,621	673	471,294	5,609	3,113	8,722
Sale option	478,436	2,561	480,997	26,217	3,113	29,330

____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$121,783 (2005 - R$139,471) in Unibanco and R$259,269 (2005 - R$150,661) in Unibanco Consolidated and are comprised by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Assets
Less than 3 months	389,019	462,985	399,997	356,892
Between 3 months and 1 year	718,530	286,912	723,485	255,107
Between 1 and 3 years	231,585	221,784	230,346	204,946
More than 3 years	103,008	31,573	105,545	65,293
Total	1,442,142	1,003,254	1,459,373	882,238

Liabilities
Less than 3 months	424,546	62,172	391,869	62,390
Between 3 months and 1 year	611,189	230,858	601,568	217,199
Between 1 and 3 years	154,594	249,359	154,594	219,711
More than 3 years	18,054	1,684	18,054	1,684
Total	1,208,383	544,073	1,166,085	500,984

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Assets
Forward contracts	176,337	50,704	201,577	62,438
Swap contracts	750,004	877,071	741,995	710,210
Third curve swap contracts	44,507	66,757	44,507	66,757
Option contracts – premiums paid	471,294	8,722	471,294	42,833
Total	1,442,142	1,003,254	1,459,373	882,238

Liabilities
Forward contracts	312,219	87,415	319,669	99,803
Swap contracts	414,208	424,402	364,460	368,925
Third curve swap contracts	959	2,926	959	2,926
Option contracts – premiums received	480,997	29,330	480,997	29,330
Total	1,208,383	544,073	1,166,085	500,984

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Unibanco

					2006

		Between
	Less than	3 months	Between	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	2,649,461	(19,597,010)	2,678,985	230,272	(14,038,292)
Forward contracts	371,165	242,783	7,789	17,891	639,628
Swap contracts	17,440	83,956	148,696	85,704	335,796
Swap contracts with daily reset	(182,403)	(380,980)	(176,277)	-	(739,660)
Third curve swap contracts	13,154	30,394	-	-	43,548
Option contracts
Purchased option	147,903	262,607	60,784	-	471,294
Sale option	171,571	203,247	106,179	-	480,997

					Unibanco

					2005

		Between
	Less than	3 months	Between	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	(32,620,039)	14,021,830	(204,856)	58,098	(18,744,967)
Forward contracts	(227,386)	138,592	114,861	415,245	441,312
Swap contracts	348,267	90,679	(17,191)	30,914	452,669
Swap contracts with daily reset	58,718	(57,173)	-	-	1,545
Third curve swap contracts	39,188	23,319	1,324	-	63,831
Option contracts
Purchased option	6,824	1,898	-	-	8,722
Sale option	8,479	18,738	2,113	-	29,330

	Unibanco Consolidated

					2006

		Between
	Less than	3 months	Between	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	2,869,166	(18,925,648)	4,044,970	322,776	(11,688,736)
Forward contracts	386,451	200,202	7,789	17,891	612,333
Swap contracts	45,811	96,026	147,457	88,241	377,535
Swap contracts with daily reset	(182,403)	(380,980)	(176,277)	-	(739,660)
Third curve swap contracts	13,154	30,394	-	-	43,548
Option contracts
Purchased option	147,903	262,607	60,784	-	471,294
Sale option	171,571	203,247	106,179	-	480,997

	Unibanco Consolidated

					2005

		Between
	Less than	3 months	Between	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	(32,396,951)	14,238,673	(149,827)	58,098	(18,250,007)
Forward contracts	(287,474)	139,056	114,861	415,245	381,688
Swap contracts	243,074	72,069	(4,381)	30,523	341,285
Swap contracts with daily reset	94,029	(57,173)	-	-	36,856
Third curve swap contracts	39,188	23,319	1,324	-	63,831
Option contracts
Purchased option	6,824	1,898	-	34,111	42,833
Sale option	8,479	18,738	2,113	-	29,330

22. Statements of Cash Flows

		Unibanco

	2006	2005
Operating activities
Net income for the period	1,068,355	854,224
Provision for credit losses	149,042	85,210
Deferred taxes	(99,016)	91,724
Provision of foreclosed assets	3,392	4,262
Gain (loss) on sale of foreclosed assets and fixed assets	6,588	405
Amortization of goodwill on subsidiaries acquired	28,012	24,885
Equity in results of subsidiary and associated companies	(627,138)	(495,469)
Exchange loss (gain) on foreign investments	24,565	113,990
Provision (reversal) for losses on other investments	-	(31)
Depreciation and amortization	108,134	109,475
Changes in assets and liabilities
Decrease (increase) in interbank investments	(2,856,553)	1,903,637
Decrease (increase) in marketable securities and derivative financial instruments	(1,952,786)	(1,784,200)
Decrease (increase) in Central Bank compulsory deposits	(41,787)	(219,186)
Net change in interbank and interdepartmental accounts	(205,729)	(866)
Decrease (increase) in lending operations	(2,543,650)	(1,996,830)
Net change in foreign exchange portfolio	160,983	(245,590)
Decrease (increase) in other credits and other assets	535,846	(62,124)
Increase (decrease) in other liabilities	474,048	(239,593)
Increase (decrease) in deferred income	10,752	(7,613)
Net cash provided by operating activities	(5,756,942)	(1,863,690)

Investing activities
Dividends and interest on capital received from subsidiary and associated	298,099	161,435
Proceeds from sale of foreclosed assets	18,683	7,492
Purchase on capital increase in investments in subsidiary and associated	(1,694,979)	(131,771)
Goodwill on subsidiaries companies	-	(22,369)
Proceeds from sale on capital decrease in subsidiary and associated companies	56,700	235,959
Proceeds from sale of other investments	2,400	118
Purchase of fixed assets	(30,558)	(25,935)
Proceeds from sale of fixed assets	291	2,687
Investment in deferred charges	(118,162)	(59,860)
Net cash (used in) provided by investing activities	(1,467,526)	167,756

Financing activities
Increase (decrease) in deposits	4,525,699	2,835,669
Increase (decrease) in securities sold under repurchase agreements	3,901,439	(1,178,317)
Increase (decrease) in resources from securities issued	(1,668)	15,036
Increase (decrease) in borrowings and onlendings	(611,203)	(79,652)
Decrease (increase), net in treasury stock	(13,112)	1,505
Dividends paid	(393,555)	(343,216)
Net cash used in financing activities	7,407,600	1,251,025

Net increase (decrease) in cash and due from banks	183,132	(444,909)

Cash and due from banks at the beginning of the period	1,026,279	1,329,115
Cash and due from banks at the end of the period	1,209,411	884,206
Net increase (decrease) in cash and due from banks	183,132	(444,909)

	Unibanco Consolidated

	2006	2005
Operating activities
Net income	1,068,355	854,224
Provision for credit losses	282,419	69,948
Technical provisions for insurance, annuity products and retirement plans	768,021	654,640
Deferred taxes	(138,178)	(39,169)
Provision of foreclosed assets	3,434	6,041
Gain (loss) on sale of foreclosed assets and fixed assets	8,317	(13,855)
Amortization of goodwill on subsidiaries acquired	64,957	51,556
Equity in results of subsidiary and associated companies	(35,053)	(14,887)
Provision (reversal) for losses on other investments	-	4,060
Depreciation and amortization	192,372	208,441
Minority interest	104,638	71,764
Changes in assets and liabilities
Decrease (increase) in interbank investments	(1,638,836)	1,641,857
Decrease (increase) in marketable securities and derivative financial instruments	(1,668,770)	(214,663)
Decrease (increase) in Central Bank compulsory deposits	(47,569)	(179,887)
Net change in interbank and interdepartmental accounts	(176,958)	13,101
Decrease (increase) in lending operations	(2,516,744)	(2,531,970)
Decrease (increase) in leasing operations	(306,287)	(74,690)
Net change in foreign exchange portfolio	160,983	(245,590)
Decrease (increase) in other credits and other assets	473,937	(425,720)
Increase (decrease) in other liabilities	121,382	315,186
Increase (decrease) in deferred income	(24,764)	(46,251)
Net cash (used in) provided by operating activities	(3,304,344)	104,136

Investing activities
Dividends and interest on capital received from associated companies	30,481	-
Proceeds from sale of foreclosed assets	37,773	41,861
Purchase on capital increase in investments in subsidiary and associated	(23,676)	(72,005)
Goodwill on acquisition of subsidiary companies	(244,010)	(49,619)
Proceeds from sale on capital decrease in subsidiary and associated companies	31,905	15,456
Purchase of other investments	(4,379)	(15,854)
Proceeds from sale of other investments	24,695	2,677
Purchase of fixed assets	(68,774)	(92,341)
Proceeds from sale of fixed assets	2,921	33,432
Deferred charges	(308,444)	(84,551)
Minority interest	(138,469)	(151,270)
Net cash used in investing activities	(659,977)	(372,214)

Financing activities
Increase (decrease) in deposits	3,277,251	1,325,345
Increase (decrease) in securities sold under repurchase agreements	1,773,807	(1,095,575)
Increase (decrease) in resources from securities issued	67,726	(96,019)
Increase (decrease) in borrowings and onlendings	(544,482)	(4,624)
Decrease (increase), net in treasury stock	(13,112)	1,505
Dividends paid	(393,555)	(343,216)
Net cash (used in) provided by financing activities	4,167,635	(212,584)

Net increase (decrease) in cash and due from banks	203,314	(480,662)

Cash and due from banks at the beginning of the period	1,153,730	1,561,264
Cash and due from banks at the end of the period	1,357,044	1,080,602
Net increase (decrease) in cash and due from banks	203,314	(480,662)

23. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

Combined balance sheet	2006	2005
Assets
Current and long-term assets	14,660,156	11,187,446
Cash and due from banks	169,713	252,622
Interbank investments	2,031,443	1,707,600
Marketable securities	9,082,521	6,449,641
Interbank accounts	174,823	167,611
Lending operations	3,055,706	2,343,602
Other credits and other assets	145,950	266,370
Permanent assets	325,942	353,271
Total	14,986,098	11,540,717

Liabilities
Current and long-term liabilities	11,716,824	9,914,477
Deposits	2,691,440	2,213,176
Securities sold under repurchase agreements	2,872,050	1,822,918
Resources from securities issued	852,454	1,183,336
Interbank accounts	35,916	29,757
Borrowings and onlending	1,577,226	1,149,636
Derivative financial instruments	104,316	117,978
Other liabilities	3,583,422	3,397,676
Deferred income	6,335	7,267
Minority interest	3	5
Stockholders’ equity	3,262,936	1,618,968
Total	14,986,098	11,540,717

Combined statement of income	2006	2005
Revenue from financial intermediation	671,383	345,924
Expenses on financial intermediation	(376,693)	(230,444)
Reversal of provision for credit losses	(3,995)	70,391
Services rendered	38,171	23,408
Salaries, benefits, training and social security
and other administrative expenses	(30,603)	(31,612)
Financial transaction and other taxes	(1,776)	(4,135)
Other operating income (expenses)	2,862	31,004
Non-operating income, net	(3,419)	856
Income tax and social contribution	(4,200)	-
Minority interest	(1)	-
Net income for the period	291,729	205,392

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

Combined balance sheet	2006	2005
Assets
Current and long-term assets	9,746,505	8,291,777
Cash and due from banks	20,818	10,510
Marketable securities	8,008,968	6,579,608
Insurance credits and re-insurance	1,387,224	913,869
Other credits and other assets	329,495	787,790
Permanent assets	389,264	342,554
Total	10,135,769	8,634,331

Liabilities
Current and long-term liabilities	8,725,882	7,234,666
Borrowings and onlending	-	6,497
Technical provisions for insurance	1,683,444	1,360,673
Technical provisions for retirement plans	5,864,123	4,848,621
Insurance and re-insurance debts	488,613	424,201
Other liabilities	689,702	594,674
Deferred income	18,358	79,579
Minority interest	-	7,166
Stockholders’ equity	1,391,529	1,312,920
Total	10,135,769	8,634,331

Combined statement of income	2006	2005
Retained premiums	1,544,256	1,198,798
Changes in technical reserves of insurance	(594,558)	(391,794)
Net claims incurred	(510,346)	(462,808)
Acquisition costs and other	(203,867)	(128,912)
Retained contributions income	405,042	491,542
Changes in technical reserves of private retirement plan	(59,769)	(136,253)
Benefits and redemption expenses	(346,774)	(356,003)
Other operating income	128,655	121,412
Other operating expenses	(97,035)	(125,269)
Salaries, benefits, training and social security	(63,033)	(71,960)
Administrative expenses	(73,245)	(64,423)
Financial transaction and other taxes	(16,152)	(49,650)
Financial income	532,906	461,801
Financial expenses	(396,368)	(291,738)
Non-operating income net	2,699	11,580
Income tax and social contribution	(48,031)	(39,781)
Profit sharing	(9,499)	(11,827)
Minority interest	(1,179)	(785)
Net income for the period	193,702	153,930

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Banco Múltiplo S.A. (61.414%) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

Combined balance sheet	2006	2005
Assets
Current and long-term assets	5,476,465	4,991,601
Cash and due from banks	9,386	4,591
Interbank investments	3,840	6,686
Marketable securities	71,441	577,410
Interbank and interdepartmental accounts	12,040	3,504
Lending operations	2,364,683	2,294,689
Deferred tax and prepaid taxes	609,047	672,816
Other credits and other assets	2,406,028	1,431,905
Permanent assets	708,875	556,930
Total	6,185,340	5,548,531

Liabilities
Current and long-term liabilities	4,615,617	4,492,220
Deposits	1,320,000	1,358,624
Borrowings and onlendings	149,432	145,295
Resources from securities issued	222,923	242,248
Interbank and interdepartmental accounts	600	102
Derivative financial instruments	-	116,795
Other liabilities	2,922,662	2,629,156
Minority interest	330,098	296,005
Stockholders’ equity	1,239,625	760,306
Total	6,185,340	5,548,531

Combined statement of income	2006	2005
Revenue from financial intermediation	816,432	568,624
Expenses on financial intermediation	(91,638)	(89,284)
Provision for credit losses	(274,910)	(130,821)
Services rendered	356,110	273,723
Salaries, benefits, training and social security
and other administrative expenses	(295,401)	(244,202)
Acquisition costs and other	(121,773)	(99,813)
Financial transaction and other taxes	(48,077)	(117,029)
Other operating income (expenses)	(43,895)	(54,524)
Non-operating income, net	8,416	1,802
Income tax and social contribution	(98,721)	(29,735)
Profit sharing	(5,193)	(4,072)
Minority interest	(17,756)	(8,778)
Net income for the period (1)	183,594	65,891

____________________
(1) In June of 2005, considers provision adjustment for assumed risk related to contingencies before acquisition of Banco Bandeirantes that had been indemnified.

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Único Distribuidora de Títulos e Valores Mobiliários Ltda. (50%):

Combined balance sheet	2006	2005
Assets
Current and long-term assets
	4,492,653	3,634,416
Cash and due from banks	4,754	3,286
Interbank investments	647,880	31,872
Marketable securities	314,361	523,014
Interbank and interdepartmental accounts	35,113	41,227
Lending operations	2,082,778	2,452,679
Other credits and other assets	1,407,767	582,338
Permanent assets	435,472	164,824
Total	4,928,125	3,799,240

Liabilities
Current and long-term liabilities	4,068,790	3,020,303
Deposits	3,074,670	2,217,811
Interbank and interdepartmental accounts	35,317	31,913
Borrowings	2,454	163
Derivative financial instruments	560	995
Other liabilities	955,789	769,421
Minority interest	65,236	-
Stockholders’ equity	794,099	778,937
Total	4,928,125	3,799,240

Combined statement of income	2006	2005
Revenue from financial intermediation	1,023,264	913,436
Expenses on financial intermediation	(226,612)	(163,829)
Provision for credit losses	(471,783)	(287,533)
Services rendered	193,832	168,689
Salaries, benefits, training and social security and other administrative expenses	(397,781)	(350,892)
Acquisition costs and other	(21,507)	(36,332)
Other operating income (expenses)	(54,200)	(38,678)
Financial transaction and other taxes	(66,106)	(73,224)
Non-operating income, net	-	487
Income tax and social contribution	30,808	(13,957)
Profit sharing	(3,807)	(6,478)
Minority interest	32	1,740
Net income for the period	6,140	113,429

24. Other Information

(a) Assets leased to third parties, in the amount of R$1,637,272 (2005 - R$1,089,559), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,075,437 (2005 - R$578,071) and the residual value received in advance from these lessees amounts to R$510,521 (2005 - R$406,645), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At June 30, 2006, the insurance coverage on properties and other assets in use totaled R$492,468 (2005 - R$529,852) in Unibanco and R$1,133,398 (2005 - R$1,178,651) in Unibanco Consolidated.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer